As filed with the Securities and Exchange Commission on August 8, 2016
Registration No. 333-211763

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Post-Effective Amendment No. 1
to
FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

IMMUNOCELLULAR THERAPEUTICS, LTD.
(Exact name of registrant as specified in its charter)

Delaware	2834	93-1301885
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)
23622 Calabasas Road, Suite 300
Calabasas, California 91302
(818) 264-2300
(Address, including zip code and telephone number, including area code, of registrant’s principal place of business)

Andrew Gengos
ImmunoCellular Therapeutics, Ltd.
23622 Calabasas Road, Suite 300
Calabasas, California 91302
(818) 264-2300
(Name, address, including zip code and telephone number, including area code, of agent for service)

Copies to:

Glen Y. Sato John T. McKenna Cooley LLP 3175 Hanover Street Palo Alto, California 94304 (650) 843-5000	Barry I. Grossman Sarah E. Williams Ellenoff Grossman & Schole LLP 1345 Avenue of the Americas, 11th Floor New York, New York 10105 (212) 370-1300

Approximate date of commencement of proposed sale to public: As soon as practicable after the effective date of this registration statement.
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, check the following box: ☐
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective Registration Statement for the same offering: ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, please check the following box and list the Securities Act Registration Statement number of the earlier effective Registration Statement for the same offering: ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act Registration Statement number of the earlier effective Registration Statement for the same offering: ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act:

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☐ (Do not check if a smaller reporting company)	Smaller reporting company	☑

_______________________________________________________________________________________________
CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Proposed maximum aggregate offering price(1)(2)(3)	Amount of registration fee(4)
Common Stock, $0.0001 par value per share
Warrants to purchase shares of common stock
Shares of common stock issuable upon exercise of the Warrants
Total:	$17,595,000.00	$1,771.83

(1)	Estimated solely for the purpose of calculating the amount of the registration fee in accordance with Rule 457(o) under the Securities Act of 1933, as amended.
(2)	Includes the offering price of any additional shares and warrants to purchase shares that the underwriters have the right to purchase from the Registrant.
(3)
Pursuant to Rule 416, the securities being registered hereunder include such indeterminate number of additional securities as may be issuable to prevent dilution resulting from stock splits, stock dividends or similar transactions.

(4) The Registrant previously paid $2,431.92 in connection with previous filings of this registration statement.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and we are not soliciting an offer to purchase these securities in any jurisdiction where the offer or sale is not permitted.

Preliminary Prospectus
SUBJECT TO COMPLETION, DATED AUGUST 8, 2016

45,000,000 Shares of Common Stock
Pre-Funded Warrants to Purchase Shares of Common Stock
Base Warrants to Purchase 33,750,000 Shares of Common Stock
We are offering shares of our common stock and base warrants to purchase shares of our common stock. Each share of our common stock is being sold together with a base warrant to purchase 0.75 of a share of our common stock for a public offering price of $      per share and $0.01 per base warrant. Each base warrant will have an exercise price per share equal to the last reported sale price of our common stock as of the close of the trading day immediately preceding the pricing of this offering, will be immediately exercisable and will expire on the fifth anniversary of the original issuance date. The shares of our common stock and base warrants are immediately separable and will be issued separately, but will be purchased together in this offering.
We are also offering to those purchasers whose purchase of shares of our common stock in this offering would result in the purchaser, together with its affiliates and certain related parties, beneficially owning more than 4.99% of our outstanding common stock following the consummation of this offering, the opportunity to purchase, in lieu of the shares of our common stock that would result in ownership in excess of 4.99%, pre-funded warrants to purchase shares of our common stock and base warrants to purchase shares of our common stock. Each pre-funded warrant is being sold together with the same base warrant described above being sold with each share of common stock. Each pre-funded warrant will have an exercise price of $0.01 per share and will be immediately exercisable and will expire on the tenth anniversary of the original issuance date. The pre-funded warrants and base warrants are immediately separable and will be issued separately, but will be purchased together in this offering. There can be no assurance that we will sell any or all of the pre-funded warrants being offered. For each pre-funded warrant sold, the number of shares of common stock we are offering will be decreased on a one-for-one basis. Because a base warrant to purchase 0.75 of a share of our common stock is being sold together in this offering with each share of common stock and, in the alternative, each pre-funded warrant, the number of base warrants sold in this offering will not change as a result of a change in the mix of the shares of our common stock and pre-funded warrants sold.
Our common stock is listed on the NYSE MKT under the symbol “IMUC.” The last reported sale price of our common stock on August 4, 2016 was $0.19 per share. There is no established trading market for the base warrants or the pre-funded warrants. We have applied to list the base warrants on the NYSE MKT following their issuance under the symbol “IMUCWS.” No assurance can be given that our application will be approved. We do not intend to apply for the listing of the pre-funded warrants on any national securities exchange. Without an active trading market, the liquidity of the warrants will be limited.
Investing in our securities involves risks. You should carefully read and consider the “Risk Factors” beginning on page 7 of this prospectus before investing.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share and Related Base Warrant	Per Pre-funded Warrant and Related Base Warrant	Total(1)
Public offering price	$		$
Underwriting discount	$		$
Proceeds, before expenses, to us(2)	$		$

(1)	The public offering price is $ per share of common stock and $0.01 per base warrant to purchase of a share of common stock.
(2)	We estimate the total expenses of this offering payable by us, excluding the underwriting discount, will be approximately $450,000.

We have granted the underwriters an option for a period of 45 days from the date of this prospectus to purchase up to an additional 6,750,000 shares of common stock and/or base warrants to purchase 5,062,500 shares of common stock at the public offering price, less the underwriting discount.
We anticipate that delivery of the shares and warrants against payment will be made on or about           , 2016.
Sole Book-Running Manager
Maxim Group LLC
Lead Manager
Laidlaw & Company (UK) Ltd.
The date of this prospectus is            , 2016.

We and the underwriters have not authorized anyone to provide any information or to make any representations other than those contained in or incorporated by reference in this prospectus or in any free writing prospectuses prepared by or on behalf of us or to which we have referred you. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in or incorporated by reference in this prospectus is accurate only as of its date regardless of the time of delivery of this prospectus or of any sale of common stock, pre-funded warrants or base warrants.
To the extent there is a conflict between the information contained in this prospectus, on the one hand, and the information contained in any document incorporated by reference filed with the Securities and Exchange Commission (SEC) before the date of this prospectus, on the other hand, you should rely on the information in this prospectus. If any statement in a document incorporated by reference is inconsistent with a statement in another document incorporated by reference having a later date, the statement in the document having the later date modifies or supersedes the earlier statement.
Neither we nor the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons who come into possession of this prospectus and any free writing prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this prospectus and any free writing prospectus applicable to that jurisdiction.
This prospectus and the documents incorporated by reference in this prospectus contain market data and industry statistics and forecasts that are based on independent industry publications and other publicly available information. Although we believe that these sources are reliable, we do not guarantee the accuracy or completeness of this information and we have not independently verified this information. Although we are not aware of any misstatements regarding the market and industry data presented or incorporated by reference in this prospectus, these estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed under the heading “Risk Factors” and any related free writing prospectus. Accordingly, investors should not place undue reliance on this information.

SUMMARY
This summary highlights certain information about us, this offering and selected information contained elsewhere in this prospectus and in the documents incorporated by reference. This summary is not complete and does not contain all of the information that you should consider before deciding whether to invest in our securities. For a more complete understanding of our company and this offering, we encourage you to read and consider carefully the more detailed information contained in or incorporated by reference in this prospectus, including the information contained under the heading “Risk Factors” beginning on page 7 of this prospectus, and the information included in any free writing prospectus that we have authorized for use in connection with this offering.
Throughout this prospectus, the terms “we,” “us,” “our,” and “our company” refer to ImmunoCellular Therapeutics, Ltd.
Company Overview
ImmunoCellular Therapeutics, Ltd. is a clinical-stage biotechnology company that is developing immune-based therapies for the treatment of cancers. Immunotherapy is an emerging approach to treating cancer in which a patient’s own immune system is stimulated to target tumor antigens, which are molecular signals that the immune system uses to identify foreign bodies. While some other cancer immunotherapies only target a single cancer antigen, our technology can elicit an immune response against several antigens. Our clinical stage cancer immunotherapy programs are also distinguished by the fact that they target cancer stem cells (CSCs), which are the primary drivers of tumor growth and disease recurrence. Our most advanced product candidate, ICT-107, recently began phase 3 testing in which we anticipate randomizing 414 patients at about 120 clinical sites in the U.S., Canada and Europe. In addition, we have a portfolio of other potential therapeutic immunotherapies using our proprietary approach to treating cancer.
ICT-107, our lead product candidate, is a dendritic cell (DC) immunotherapy for the treatment of newly diagnosed glioblastoma multiforme (GBM), the most common and lethal type of brain cancer. ICT-107 is designed to activate a patient’s immune system to target six different tumor-associated antigens. ICT-107 has completed phase 2 testing with results reported in December 2013. Additional updated results were reported in June 2014 and November 2014. In November 2015, overall survival (OS) was additionally updated and reported. The phase 2 clinical trial was designed as a double-blind, placebo-controlled (2:1 randomized), multicenter evaluation of the safety and efficacy of ICT-107 in patients with newly diagnosed GBM. From January 2011 until September 2012, 124 patients were randomized to standard of care treatment plus ICT-107 or standard of care plus placebo (i.e. control). The most recent results are summarized in Table 1.

Table 1.
Overall Survival*		Median Overall Survival - in Months
Population	Patients Randomized	Treatment Group	Placebo Group	Difference	P Value	HR Ratio
Intent to treat (ITT)	124	18.3	16.7	1.6	0.436	0.846
Per Protocol (PP) HLA-A2
MGMT Methylated	31	37.7	23.9	13.8	0.645	0.800
MGMT Unmethylated	38	15.8	11.8	4.0	0.326	0.704

Progression Free Survival*		Median Progression Free Survival - in Months
Population	Patients Randomized	Treatment Group	Placebo Group	Difference	P Value	HR Ratio
ITT	124	11.4	10.1	1.3	0.033	0.640
PP HLA-A2
MGMT Methylated	31	24.1	8.5	15.6	0.004	0.257
MGMT Unmethylated	38	10.5	6.0	4.0	0.364	0.720

* Overall survival data from October 2015; progression free survival from October 2014.

As reported in November 2015, ICT-107 treated patients had a numerical advantage in median OS of 1.6 months more than control patients in the intent-to-treat (ITT) population but the difference in survival between ICT-107 and control treated patients (the primary efficacy endpoint of the trial) did not reach statistical significance (p-value = 0.44; Hazard Ratio = 0.85). For Progression-Free Survival (PFS), an important secondary efficacy endpoint, the most updated results were reported in November 2014 when ICT-107 treated patients had a 1.3 month advantage in median PFS compared with control treated patients in the ITT population. This difference in PFS between ICT-107 and control treated patients reached statistical significance (p-value = 0.03; Hazard Ratio = 0.64). ICT-107 was generally well tolerated, with no imbalance in adverse events between the treated and control groups.
Patients in the phase 2 study were HLA-A1, A2, or dual A1/A2. HLA type refers to a person’s human leukocyte antigen status which corresponds to a family of genes that regulate the immune system. Though the ICT-107 immunotherapy is designed for all three of these HLA types, the most benefit and best immune responses were observed in patients who were HLA-A2 positive (about 50% of the GBM population in the US and Europe). Thus, the phase 3 includes only patients who are HLA-A2 positive. We analyzed HLA-A2 positive patients according to their MGMT gene status (unmethylated or methylated) which is a known predictor of responsiveness to standard of care chemotherapy. MGMT is a gene involved with DNA repair. As the standard of care chemotherapy in GBM works by damaging DNA, an active repair mechanism diminishes or precludes benefit from chemotherapy. MGMT unmethylated tumor cells can repair DNA damage while MGMT methylated cells cannot. While the subgroups we analyzed were small in size, and not powered to show statistical significance, the numeric advantages in favor of the ICT-107 treated patients were shown to be large and potentially clinically meaningful. Median OS for the HLA-A2 methylated MGMT per protocol (PP) population was 37.7 months for the ICT-107 patients and 23.9 months for the control group, representing a 13.8 month median OS numeric benefit for the ICT-107 treated group while not achieving statistical significance (p-value = 0.65; Hazard ratio = 0.80). Median OS for the HLA-A2 unmethylated MGMT PP population was 15.8 months for ICT-107 patients and 11.8 months for the control group, representing a 4 month median OS numeric benefit for the ICT-107 treated group while not achieving statistical significance (p-value = 0.33; Hazard Ratio = 0.70).
We decided to pursue phase 3 testing of ICT-107 in HLA-A2 patients on the basis of the updated phase 2 ICT-107 trial data, post-phase 2 discussions with U.S. and European regulators and consultation with GBM key opinion leaders. In addition to focusing only on HLA-A2 patients, we made several changes to the phase 3 protocol based on the phase 2 results and analysis.

•	An anergy test was added to patient screening. This test seeks to identify patients with a properly functioning immune system, which is an important consideration when testing an immune-based therapy.

•
More doses are included in the phase 3 protocol. Patients are dosed until they progress or run out of treatment or placebo. In the first year, after standard of care surgery and chemoradiation, patients receive four induction doses in the first month and then monthly maintenance doses thereafter. The phase 3 design now includes 15 doses in the first year if the patient does not progress compared to seven doses in the phase 2 design. The intent is to give patients the opportunity to mount an immune response to treatment.

•
An updated progression assessment is included. Progression will now be assessed using the iRANO criteria. This methodology is an update from the RANO criteria utilized in the phase 2 trial. Because dosing stops once a patient has progressed, accurate progression assessment is important for keeping patients on the trial as long as possible.

•
Monocytes will be used as the placebo in phase 3. In the phase 2 trial, activated dendritic cells were used as the placebo. These cells are potentially more immunogenic than the precursor monocyte cells.

The phase 3 design was submitted to the U.S. FDA and we received Special Protocol Assessment (SPA) agreement in August 2015. Patient screening began in November 2015 in the U.S. We anticipate that it will take 25 months from initial enrollment to randomize a target of 414 patients and that the trial overall will require 4-5 years from initial enrollment to complete and report results. The final analysis will be performed after at least 274 OS events have been observed and at least 50% of subjects with the methylated MGMT gene have died. As of July 21, 2016, we had 56 active trial sites in the U.S. and two in Canada, and 109 patients had been screened, 12 of whom had undergone apheresis procedures. On June 7, 2016, we announced that the first patient in the trial had been treated. We expect all sites participating in the trial to be active by the end of 2016. In addition, our clinical trial applications have been approved by regulatory authorities in the Netherlands, the U.K. and Spain, and we are in discussions with regulatory authorities in Austria, Switzerland, Germany, Italy and France.
There are currently two interim analyses to be conducted by the Independent Data Monitoring Committee (DMC). The first is a futility assessment that will occur when 30% of the required OS events have been observed. We estimate that the triggering condition for this assessment will occur roughly 2 years into the trial. The second is an efficacy assessment that will occur when 67% of the required OS events have been observed. We estimate that the triggering condition for this assessment will occur roughly 2.5 years into the trial. The trial is being conducted in the U.S., Canada, and Europe and we are working with the major cancer cooperative groups in each region to ensure sufficient and timely access to qualifying patients.
In addition to ICT-107, we are also developing two other therapeutic DC immunotherapies: ICT-140 for ovarian cancer and ICT-121 for recurrent GBM. ICT-140 targets seven tumor-associated antigens expressed on ovarian cancer cells. Some of the antigens utilized in ICT-140 were also used in ICT-107. We filed an investigational new drug (IND) application for ICT-140 at the end of 2012 and the IND was allowed by the FDA in January 2013. We subsequently twice modified the design of the trial and amended the IND to reflect these changes in May 2013 and September 2014. These amendments were allowed by the FDA shortly after the submissions. During the interim time period, we upgraded our generalized DC immunotherapy manufacturing process to bring it to a phase 3 and commercial ready state. We plan to use this improved process to manufacture clinical supplies for the ICT-140 trial. Currently, we are holding the initiation of this trial until we can find a partner to share expenses or until we have secured sufficient financial resources to complete the ICT-107 phase 3 program. ICT-121 specifically targets CD133, a CSC marker that is overexpressed in a wide variety of solid tumors, including ovarian, pancreatic, and breast cancers. We began screening patients in September 2013 for a single-site phase 1 trial in recurrent GBM. Originally it was our intention to enroll 20 patients at one site. However, during 2014, we determined that enrollment would occur faster if additional sites were added to the study. In 2015 we added five sites and made modifications in the screening criteria to facilitate enrollment. As of July 21, 2016, the trial was fully enrolled and we anticipate that initial results could be available within a year.
In September 2014, we entered into a licensing agreement with the California Institute of Technology (Caltech) for exclusive rights to novel technology for the development of stem cell immunotherapies for the treatment of cancer. The technology originated from the labs of David Baltimore, Ph.D., Nobel Laureate and President Emeritus at Caltech, and utilizes the patient’s own hematopoietic stem cells to create antigen-specific killer T cells to treat cancer. We plan to utilize this technology to expand and complement our DC-based cancer immunotherapy platform, with the goal of developing new immunotherapies that kill cancer cells in a highly directed and specific manner and that can function as monotherapies or in combination therapy approaches.
Caltech’s technology potentially addresses the challenge, and limitation, that TCR (T cell receptor) technologies have faced of generating a limited immune response and having an unknown persistence in the patient’s body. We believe that by inserting DNA that encodes T cell receptors into stem cells rather than into T cells, the immune response can be transformed into a durable and more potent response that could effectively treat previously resilient solid cancers. This observation has been verified in animal models by investigators at Caltech and the National Cancer Institute.
The first step in the research program for this Stem-to-T-Cell technology is to identify the genetic sequence of a TCR which will become the basis for the product development program. Effective September 2015, we entered into a sponsored research agreement with The University of Texas MD Anderson Cancer Center with the goal of identifying a TCR sequence. In addition, in 2015 we acquired an option from Stanford University to evaluate certain technology related to the identification of TCRs that could prove useful in supporting our Stem-to-T-Cell research efforts. We anticipate that a TCR sequence for our Stem-to-T-Cell program could be identified in the third quarter of 2016.

In January of 2016, we entered into a sponsored research agreement with the University of Maryland, Baltimore (UMB). As part of this collaboration, UMB researchers are undertaking three projects to explore potential enhancements to our dendritic cell and Stem-to-T-Cell immunotherapy platforms.

Autologous cell-based therapies must be manufactured separately for each patient. As a consequence, the manufacturing costs are typically higher when compared to other types of therapies that are not patient specific. We have developed our DC immunotherapy manufacturing process so that we can make multiple doses for a patient from a single manufacturing run utilizing one apheresis from the patient. Each manufacturing run takes three days to complete. In addition, the immunotherapy is stored in liquid nitrogen making the logistics of shipping and administration to the patient easier than that for other cell therapies that must be shipped fresh and administered to the patient within hours of manufacture.
While we believe that we have a promising technology portfolio of multiple clinical-stage candidates, we do not currently anticipate that we will generate any revenues from either product sales or licensing in the foreseeable future. We have financed the majority of our prior operations through the sales of securities and believe that we may access grants and awards to supplement future sales of securities. On September 18, 2015, the Company received an award in the amount of $19.9 million from the California Institute of Regenerative Medicine (CIRM) to partially fund our phase 3 trial of ICT-107. The award provides for a $4.0 million project initial payment, which was received during the fourth quarter of 2015, and up to $15.9 million in future milestone payments that are primarily dependent on patient enrollment and randomization in the ICT-107 phase 3 trial. In June 2016, the terms of the award from CIRM were amended to (i) increase the project initial payment by $1.5 million, which we received on July 18, 2016, and (ii) reduce the potential future milestone payments by a corresponding $1.5 million. The potential total amount of the award from CIRM remains at $19.9 million. Under the terms of the CIRM award, we are obligated to share future ICT-107 related revenue with CIRM. The percentage of revenue sharing is dependent on the amount of the award we receive and whether the revenue is from product sales or license fees. The maximum revenue sharing amount we may be required to pay to CIRM is equal to nine times the total amount awarded and received. We have the option to decline any and all amounts awarded by CIRM. As an alternative to revenue sharing, we have the option to convert the award to a loan, which such option must be exercised on or before ten (10) business days after the FDA notifies us that it has accepted our application for marketing authorization. In the event we exercise our right to convert the award to a loan, we will be obligated to repay the loan within ten (10) business days of making such election, including interest at the rate of the three-month LIBOR rate (0.62% as of March 31, 2016) plus 25% per annum.
The estimated cost of completing the development of any of the current or potential immunotherapy candidates will require us to raise additional capital, generate additional capital from the uncertain exercise of outstanding warrants, or enter into collaboration agreements with third parties. There can be no assurances that we will be able to obtain any additional funding, or if such funding is available, that the terms will be favorable. In addition, collaborations with third parties may not be available to us and may require us to surrender rights to many of our products, which may reduce the potential share of returns in any licensed products. If we are unable to raise sufficient capital or secure collaborations with third parties, we will not be able to further develop our product candidates.
Company Information
We filed our original Certificate of Incorporation with the Secretary of State of Delaware on March 20, 1987 under the name Redwing Capital Corp. On June 16, 1989, we changed our name to Patco Industries, Ltd. and conducted an unrelated business under that name until 1994. On January 30, 2006, we amended our Certificate of Incorporation to change our name to Optical Molecular Imaging, Inc. in connection with our merger on January 31, 2006 with Spectral Molecular Imaging, Inc. The acquisition was accounted for as a reverse merger, with Spectral Molecular Imaging deemed to be the accounting acquirer and Optical Molecular Imaging deemed to be the legal acquirer. As such, the consolidated financial statements herein reflect the historical activity of Spectral Molecular Imaging since its inception on February 25, 2004. On November 2, 2006, we amended our Certificate of Incorporation to change our name to ImmunoCellular Therapeutics, Ltd. to reflect the disposition of our Spectral Molecular Imaging subsidiary and the acquisition of our cellular-based technology from Cedars-Sinai.
Our principal executive offices are located at 23622 Calabasas Road, Suite 300, Calabasas, California 91302, and our telephone number at that address is (818) 264-2300.

THE OFFERING

Common stock offered	45,000,000 shares.
Base warrants offered
Base Warrants to purchase up to 33,750,000 shares of common stock. Each share of our common stock is being sold together with a base warrant to purchase 0.75 of a share of our common stock. As described in more detail below, each pre-funded warrant is being sold together with a base warrant to purchase 0.75 of a share of our common stock. Each base warrant will have an exercise price equal to the last reported sale price of our common stock as of the close of the trading day immediately preceding the pricing of this offering, will be immediately exercisable and will expire on the fifth anniversary of the original issuance date. The exercise price of the base warrants is subject to weighted-average anti-dilution adjustments if we issue or are deemed to issue additional shares of our common stock at a price per share less than the then effective exercise price, subject to certain exceptions. Such adjustment will not affect the number of shares of our common stock issuable upon the exercise of the base warrants.

Pre-funded warrants offered
We are also offering those purchasers, if any, whose purchase of shares of our common stock in this offering would result in the purchaser, together with its affiliates and certain related parties, beneficially owning more than 4.99% of our outstanding common stock following the consummation of this offering, pre-funded warrants to purchase shares of our common stock. In lieu of the shares of our common stock that would result in ownership in excess of 4.99%, such purchasers are purchasing pre-funded warrants to purchase such excess shares of our common stock. Each pre-funded warrant is being sold together with the same base warrant described above to purchase 0.75 of a share of common stock. Each pre-funded warrant will have an exercise price of $0.01 per share, will be immediately exercisable and will expire on the tenth anniversary of the original issuance date. There can be no assurance that we will sell any of the pre-funded warrants being offered. For each pre-funded warrant we sell, the number of shares of common stock we are offering will be decreased on a one-for-one basis. Because we will issue a base warrant for each share of our common stock and for each pre-funded warrant to purchase one share of our common stock sold in this offering, the number of base warrants sold in this offering will not change as a result of a change in the mix of the shares of our common stock and pre-funded warrants sold.

Option to purchase additional shares and/or base warrants
We have granted the underwriters an option for a period of 45 days from the date of this prospectus to purchase up to an additional 6,750,000 shares of common stock and/or base warrants to purchase 5,062,500 shares of common stock at the public offering price, less the underwriting discount.

Common stock to be outstanding after this offering	136,727,797 shares, or 170,477,797 shares if the base warrants sold in this offering are exercised in full.

Use of proceeds
We estimate that our net proceeds from this offering will be approximately $7.8 million, excluding the proceeds, if any, from the exercise of the base warrants. If the underwriters exercise their option to purchase additional shares and base warrants in full, we estimate that our net proceeds from this offering will be approximately $9.1 million, excluding the proceeds, if any, from the exercise of the warrants.

We intend to use the net proceeds of this offering to continue enrollment in our phase 3 clinical trial of ICT-107, to complete phase 1 development of ICT-121, to continue our T cell research program and for working capital and general corporate purposes. We may use a portion of the net proceeds of this offering to acquire additional technologies. See “Use of Proceeds” on page 14 of this prospectus.

Risk factors
See “Risk Factors” beginning on page 7 of this prospectus, as well as other information included in this prospectus, for a discussion of factors you should read and consider carefully before investing in our securities.

Market symbol and trading
Our common stock is listed on the NYSE MKT under the symbol “IMUC.” We have applied to list the base warrants on the NYSE MKT following their issuance under the symbol “IMUCWS.” There is no established trading market for the pre-funded warrants and we do not expect a market to develop. In addition, we do not intend to apply for the listing of the pre-funded warrants on any national securities exchange. Without an active trading market, the liquidity of the warrants will be limited.

The number of shares of our common stock to be outstanding after this offering as shown above is based on 91,727,797 shares outstanding as of March 31, 2016 and excludes as of that date:

•	11,801,904 shares of our common stock issuable upon exercise of outstanding options at a weighted average exercise price of $1.11 per share;

•	594,500 shares of our common stock issuable upon the settlement of outstanding restricted stock units;

•
24,520,350 shares of our common stock issuable upon exercise of outstanding warrants at a weighted average exercise price of $1.06 per share (without giving effect to any of the anti-dilution adjustment provisions thereof); and

•	8,603,500 shares of our common stock to be reserved for potential future issuance pursuant to our 2016 Equity Incentive Plan.
The number of shares of our common stock to be outstanding immediately after this offering as shown above does not include up to approximately $14.8 million of shares of our common stock that remained available for sale at March 31, 2016 under our Controlled Equity OfferingSM Sales Agreement (Sales Agreement) with Cantor Fitzgerald & Co., as agent. Between March 31, 2016 and the date of this prospectus, we sold an aggregate of 1.7 million shares of our common stock for gross proceeds of approximately $460,000 under the Sales Agreement. In addition, unless we specifically state otherwise, all information in this prospectus assumes no exercise of the underwriters' option to purchase up to an additional 6,750,000 shares of common stock and base warrants to purchase 5,062,500 shares of common stock.

RISK FACTORS
Investing in our securities involves a high degree of risk. Before deciding whether to invest in our securities, you should carefully consider the risks described under the heading “Risk Factors” in our Quarterly Report on Form 10-Q for the quarter ended March 31, 2016, as filed with the SEC on May 13, 2016, which description is incorporated in this prospectus by reference in its entirety and the risks described below, as well as in any prospectus supplement hereto, and other information in this prospectus before deciding to invest in or maintain your investment in our company. The risks described in these documents are not the only ones we face, but those that we consider to be material. There may be other unknown or unpredictable economic, business, competitive, regulatory or other factors that could have material adverse effects on our future results. Past financial performance may not be a reliable indicator of future performance, and historical trends should not be used to anticipate results or trends in future periods. If any of these risks actually occurs, our business, financial condition, results of operations or cash flow could be seriously harmed. This could cause the trading price of our common stock to decline, resulting in a loss of all or part of your investment. Please also read carefully the section below titled “Cautionary Statement Regarding Forward-Looking Statements.”
Risks Related to this Offering
Management will have broad discretion as to the use of the net proceeds from this offering, and we may not use these proceeds effectively.
We intend to use the net proceeds from this offering to continue enrollment in our phase 3 clinical trial of ICT-107, to complete phase 1 development of ICT-121, to continue our T cell research program and for working capital and general corporate purposes. We may also use a portion of the net proceeds of this offering to acquire additional technologies. Our management will have broad discretion in the application of the net proceeds from this offering and could spend the proceeds in ways that do not improve our results of operations or enhance the value of our common stock. Accordingly, you will be relying on the judgment of our management with regard to the use of these net proceeds, and you will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. Our failure to apply these funds effectively could have a material adverse effect on our business, delay the development of our product candidates and cause the price of our common stock to decline.
You will experience immediate and substantial dilution in the net tangible book value per share of the common stock you purchase.
Since the public offering price per share of our common stock and related base warrant being offered is expected to be substantially higher than the net tangible book value per share of our common stock, you will suffer substantial dilution in the net tangible book value of the common stock you purchase in this offering. Our net tangible book value as of March 31, 2016 was approximately $16.5 million, or $0.18 per share. After giving effect to the assumed sale of 45,000,000 shares of our common stock and base warrants to purchase 33,750,000 shares of our common stock in this offering at an assumed public offering price of $0.19 per share of our common stock (the last reported sale price of our common stock on August 4, 2016) and $0.01 per related base warrant, and after deducting the underwriting discount and estimated offering expenses payable by us, if you purchase securities in this offering, you will suffer immediate and substantial dilution of $0.02 per share in the net tangible book value of the common stock you acquire. In the event that you exercise your base warrants, you will experience additional dilution to the extent that the exercise price of the base warrants is higher than the tangible book value per share of our common stock. See the section titled “Dilution” below for a more detailed discussion of the dilution you would incur if you purchase shares of our common stock in this offering. The discussion above assumes no sale of pre-funded warrants, which, if sold, would reduce the number of shares of common stock that we are offering on a one-for-one basis.
In addition, we have a significant number of stock options and warrants outstanding. To the extent that outstanding stock options or warrants, including the base warrants and the pre-funded warrants offered in this prospectus, have been or may be exercised or other shares issued, you may experience further dilution.
Future sales of substantial amounts of our common stock could adversely affect the market price of our common stock.
We may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. If additional capital is raised through the sale of equity or convertible debt securities, or perceptions that those sales could occur, the issuance of these securities could result in further dilution to investors purchasing our common stock in this offering or result in downward pressure on the price of our common stock, and our ability to raise capital in the future.

The exercise of outstanding options and warrants to acquire shares of our common stock would cause additional dilution, which could cause the price of our common stock to decline.
In the past, we have issued options and warrants to acquire shares of our common stock. At March 31, 2016, there were 11,801,904 shares of common stock issuable upon exercise of outstanding options at a weighted average exercise price of $1.11 per share and 24,520,350 shares of common stock issuable upon exercise of outstanding warrants at a weighted average exercise price of $1.06 per share, and we may issue additional options, warrants and other types of equity in the future as part of stock-based compensation, capital raising transactions, technology licenses, financings, strategic licenses or other strategic transactions. In addition, at an assumed public offering price in this offering of $0.19 per share of common stock (the last reported sale price of our common stock on August 4, 2016) and $0.01 per related base warrant, the average exercise price would be adjusted to $0.94 per share as a result of exercise price protection provisions in certain warrants. To the extent these options and warrants are ultimately exercised, existing holders of our common stock would experience additional dilution which may cause the price of our common stock to decline.
Holders of our warrants will have no rights as a common stockholder until they acquire our common stock.
Until you acquire shares of our common stock upon exercise of your warrants, you will have no rights with respect to shares of our common stock issuable upon exercise of your warrants. Upon exercise of your warrants, you will be entitled to exercise the rights of a common stockholder only as to matters for which the record date occurs after the exercise date.
A large number of shares issued in this offering may be sold in the market following this offering, which may depress the market price of our common stock.
A large number of shares issued in this offering may be sold in the market following this offering, which may depress the market price of our common stock. Sales of a substantial number of shares of our common stock in the public market following this offering could cause the market price of our common stock to decline. If there are more shares of our common stock offered for sale than buyers are willing to purchase, then the market price of our common stock may decline to a market price at which buyers are willing to purchase the offered shares of our common stock and sellers remain willing to sell the shares. All of the securities issued in the offering will be freely tradable without restriction or further registration under the Securities Act of 1933, as amended (Securities Act).
The base warrants may not have any value.
Each base warrant sold in this offering will have an exercise price equal to the last reported sale price of our common stock as of the close of the trading day immediately preceding the pricing of this offering and will expire on the fifth anniversary of the date they first become exercisable. In the event our common stock price does not exceed the exercise price of the base warrants during the period when the base warrants are exercisable, the base warrants may not have any value.

There is currently no public market for the warrants to purchase shares of our common stock being offered in this offering, and we can provide no assurance that the base warrants will meet, or continue to meet, the NYSE MKT listing requirements, which may make it difficult for you to sell your warrants.

We have applied to list the base warrants on the NYSE MKT following their issuance, which will occur at the closing of this offering, under the symbol “IMUCWS.” However, no assurance can be given that our application will be approved. In order to be approved for listing, the base warrants must satisfy, among other requirements, the minimum price-based criteria of the NYSE MKT. We have been advised by the NYSE MKT that, due to our low stock price, the base warrants will not be approved for initial listing if they are unable to satisfy a minimum opening trading price that, in the opinion and discretion of the NYSE MKT, is suitable for auction market trading. Additionally, even if the base warrants are approved for listing, they will continue to be subject to the NYSE MKT’s listing criteria, including certain price-based requirements, in order to maintain their listing. While we intend to pursue the necessary corporate actions to have the base warrants approved, and remain approved, for listing on the NYSE MKT, we can provide no assurance that we will be able to undertake such actions, including a possible reverse stock split, to satisfy, and continue to satisfy, the price-based listing criteria of the NYSE MKT. In addition, no assurance can be given that an active trading market for the base warrants will develop and continue. Without an active trading market, the liquidity of the base warrants will be limited.

In addition, we do not intend to apply for the listing of the pre-funded warrants on any national securities exchange, and the liquidity of the pre-funded warrants will be limited.

Two research reports were published by one of our underwriters after the initial filing of our registration statement for this offering. If either of these research reports were held to violate the Securities Act, investors in this offering may have the right to seek refunds or damages.

On June 7, 2016 and June 8, 2016, after the initial filing of the registration statement of which this prospectus forms a part, two research reports were written and distributed by Maxim Group LLC, one of our underwriters. These research reports were not intended to constitute offering materials in connection with this offering; however, there may nevertheless be a risk that the reports could be deemed prospectuses not meeting the requirements of the Securities Act, and the distribution of the reports could be found to be a violation of Section 5 of the Securities Act. We strongly caution you not to place any reliance on the contents of these research reports and to disregard their contents entirely when making any investment decision with respect to our common stock. Any investment decision with respect to our common stock should be based solely on the information contained in this prospectus.

If the distribution of these research reports were to be held by a court to be a violation by us of Section 5 of the Securities Act, purchasers in this offering that received the research reports, if any, and potentially all purchasers of common stock in this offering would, under the Securities Act, have the right for a period of one year from the date of purchase to seek recovery of the consideration paid in connection with their purchase, or, if they had already sold the common stock purchased in this offering, sue us for damages resulting from their purchase. The total amount of these damages could potentially equal the gross proceeds of this offering, plus interest and the purchasers’ attorneys’ fees, if these investors seek recovery or damages after an entire loss of their investment. We also could be subject to potential enforcement actions by the Securities and Exchange Commission, which could result in injunctive relief or the imposition of fines. Although we would vigorously contest any claims brought on the basis of these research reports, there can be no guarantee that we would be successful in refuting any and all such claims. If any such claims were to succeed, we might not have sufficient funds to pay the resulting damages or to finance a repurchase of our common stock, and our reputation and our business could be materially and adversely affected.
Risks Relating to Our Business
We are a pre-revenue stage company subject to all of the risks and uncertainties of a biotechnology business, including the risk that we may never successfully develop any products or generate revenues.
We are a pre-revenue stage company with research and development activity based on two products in clinical development. We may be unable to successfully develop or market any of our current or proposed product candidates, those product candidates may not generate any revenues, and any revenues generated may not be sufficient for us to become profitable or thereafter maintain profitability. We have not generated any recurring revenues to date, and we do not expect to generate any such revenues for a number of years.
Our cell-based immunotherapy technologies are our primary platform technologies, and our commercial prospects will be heavily dependent on the outcome of regulatory requirements and any future clinical trials for our lead immunotherapy product candidate, ICT-107. We have only eight full-time employees and two part-time employees, have limited resources and may not possess the ability to successfully overcome many of the risks and uncertainties frequently encountered by early stage companies involved in the new and rapidly evolving field of biotechnology in general and cancer immunotherapies in particular. You must consider that we may not be able to:

•	obtain additional financial resources and meet milestones under award funding necessary to develop, test, manufacture and market our immunotherapy product candidates, in particular ICT-107;

•	engage corporate partners to assist in developing, testing, manufacturing and marketing our immunotherapy product candidates or any future product candidates that we may develop;

•	satisfy the regulatory requirements for acceptable pre-clinical and clinical trial studies or to timely enroll patients;

•
establish and demonstrate or satisfactorily complete the research to demonstrate at various stages the pre-clinical and clinical efficacy and safety of our immunotherapy product candidates or any future product candidates that we may develop;

•	apply for and obtain the necessary regulatory approvals from the FDA and the appropriate foreign regulatory agencies;

•
market our immunotherapy product candidates or any future product candidates that we may develop to achieve acceptance and use by the medical community and patients in general and produce revenues; and

•	attract and retain, on acceptable terms, qualified technical, commercial and administrative staff for the continued development and growth of our business.
Risks Relating to our Financial Position and Operations
We have a history of operating losses. We expect to continue to incur losses for the near future, and we may never become profitable.
With the exception of a one-time licensing fee payment that we previously received in connection with our entering into a research and license option agreement covering one of our monoclonal antibody product candidates with a third party who did not subsequently exercise that option, we have not generated any revenues and have incurred operating losses since our inception, and we expect to continue to incur operating losses for the foreseeable future. As of March 31, 2016, we had an accumulated deficit of $79.8 million. We do not have any products that generate revenue from commercial product sales. Our operating losses have resulted principally from costs incurred in pursuing our research and development programs, clinical trials, manufacturing, and general and administrative expenses in support of operations. We may be unable to develop or market products in the future that will generate revenues, and any revenues generated may not be sufficient for us to become profitable. In the event that our operating losses are greater than anticipated or continue for longer than anticipated, we will need to raise significant additional capital sooner, or in greater amounts, than otherwise anticipated in order to be able to continue development of our present product candidates or future product candidates that we may develop and maintain our operations. There can be no assurances that capital will be available to us when and if we require additional capital on terms that are acceptable to us or favorable to our existing stockholders, or at all.
As our product candidates advance in clinical development, we will require significant additional funding, and our future access to capital is uncertain.
It is expensive to develop and commercialize cancer immunotherapy candidates and the study size requirements and costs for product candidates such as ICT-107 may not be feasible due to our inability to raise sufficient capital. For example, we estimate that the external cost of completing our ICT-107 phase 3 clinical trial will be approximately $40 to $50 million. Our existing resources will not be sufficient for us to complete the phase 3 trial and our current grant funding from CIRM will only result in $20 million of funding if we can timely and successfully achieve the enrollment milestones for reimbursement under the award. As a result, we expect that we will need to raise significant additional capital to achieve the interim results and to complete the trial if the interim results are positive. It is possible that we will not achieve the progress that we expect with respect to ICT-107 because the actual costs and timing of conducting a large phase 3 clinical trial are difficult to predict and are subject to substantial risks and delays. Our product development efforts may not lead to commercial products, either because our product candidates fail to be found safe or effective in clinical trials or because we lack the necessary financial or other resources or relationships to pursue our programs through commercialization. Even if commercialized, a product may not achieve revenues that exceed the costs of producing and selling it. Our capital and future cash flow may not be sufficient to support the expenses of our operations and we may need to raise additional capital depending on a number of factors, including the following:

•	the need to conduct larger, more expensive and longer clinical trials to obtain the data necessary for submission for product approval to regulatory agencies;

•	the capability to manufacture product at the scale and quantities required to meet regulatory approval requirements and the development and commercial requirements for the product;

•	the costs to obtain qualified commercial development of infrastructure and activities related to the commercialization of our products;

•	the rate of progress and cost of our research and development and clinical trial activities; and

•	the introduction into the marketplace of competing products and other adverse market developments.
As of June 30, 2016, we had approximately $14.3 million available for offer and sale pursuant to our Sales Agreement with Cantor Fitzgerald & Co., as agent. Sales under our Sales Agreement are registered on a registration statement on Form S-3. Pursuant to Instruction I.B.6 to Form S-3, we may not sell more than the equivalent of one-third of our public float during any 12 consecutive months so long as our public float is less than $75 million, which will limit our ability to raise funds using our Sales Agreement. Other than our Sales Agreement and our award from the California Institute of Regenerative Medicine, we currently do not have arrangements to obtain additional financing. Any such financing could be difficult to obtain on favorable terms or at all. If we are unable to raise additional funds, we may have to delay, reduce or eliminate some of our clinical trials and our development programs. Even if we raise additional funds by issuing equity or equity-linked securities, such financings may only be available on unattractive terms and, in such event, the market price of our common stock may decline and further dilution to our existing stockholders will result. In addition, the expectation of future dilution as a result of our offering of securities convertible into equity securities may cause our stock price to decline.
We may seek Small Business Innovation Research or other government grants to conduct a portion of our planned research and development work in addition to certain equity financing. Except for one grant awarded under a federal tax credit/grant program for pharmaceutical research and development companies in 2010 and one grant application submitted under the Orphan Drug Act that was denied, we have not yet submitted any requests for these grants. The competition for obtaining these grants is intense and we may be unable to secure any grant funding on a timely basis or at all.
Our future capital needs are uncertain and our independent registered public accounting firm has expressed in its report on our 2015 audited financial statements a substantial doubt about our ability to continue as a going concern. Our ability to continue as a going concern is dependent on our ability to raise additional capital or obtain loans from financial institutions and our operations could be curtailed if we are unable to obtain the required additional funding when needed.  We may not be able to do so when necessary, and/or the terms of any financings may not be advantageous to us.
Our financial statements for the year ended December 31, 2015 included in Item 8 of our Annual Report on Form 10-K have been prepared assuming we will continue to operate as a going concern.  However, due to our ongoing operating losses, negative cash flows from operations, our need to finance to continue our ongoing clinical trials and conduct research and our accumulated deficit, there is substantial doubt about our ability to continue as a going concern.  Because we continue to experience net operating losses, our ability to continue as a going concern is subject to our ability to obtain necessary funding from outside sources, including obtaining additional funding from the sale of our securities, grants or other forms of financing.  Our continued net operating losses increase the difficulty in completing such sales or securing alternative sources of funding, and there can be no assurances that we will be able to obtain such funding on favorable terms or at all.  If we are unable to obtain sufficient financing from the sale of our securities or from alternative sources, we may be required to reduce, defer or discontinue certain of our clinical development, research and operating activities or we may not be able to continue as a going concern.  As a result, our independent registered public accounting firm has expressed in its auditors’ report on the financial statements included in Item 8 of our Annual Report a substantial doubt regarding our ability to continue as a going concern.  Our financial statements do not include any adjustments that might result from the outcome of the uncertainty regarding our ability to continue as a going concern. If we cannot continue as a going concern, our stockholders may lose their entire investment in the common stock.  Future reports from our independent registered public accounting firm may also contain statements expressing doubt about our ability to continue as a going concern.
Risks Relating to SEC Investigation
The proposed agreement in principle with the SEC may not become final in its proposed form and could be materially more adverse to us than currently anticipated.
We have agreed in principle with the staff of the SEC on a proposed settlement framework related to an investigation principally of our former Chief Executive Officer involving conduct between November 2011 and August 2012 regarding the publication of articles without disclosing that they were paid for by us or investor relations firms hired by us. We would consent to the entry of an administrative order requiring that we cease and desist from any future violations of Sections 5, 17(a), and 17(b) of the Securities Act and Section 10(b) of the Securities Exchange Act of 1934, as amended, subject to approval by the Commissioners of the SEC, without admitting or denying any allegations. The proposed settlement also involves the adoption of certain corporate governance amendments to our policies and practices, in particular as it relates to the retention of investor relations and public relations firms.   The proposed settlement is contingent upon execution of a formal offer of settlement and approval by the Commissioners of the SEC, neither of which can be assured.  Based upon the settlement framework with the staff of the SEC,  we have not accrued and do not currently expect to accrue a liability related to this matter.  However, any final settlement must be approved by the Commission.  If the Commission does not approve the settlement, we may need to enter into further discussions with the SEC to resolve the investigated  matters on different terms and conditions. As a result, there can be no assurance as to the final terms of any settlement including its financial impact or any future adjustment to the financial statements.
If we are not able to execute a formal offer of settlement with the staff of the SEC, of if the settlement is not approved by the Commissioners of the SEC, we may need to enter into further discussions with the SEC to resolve the investigated matters on different terms and conditions. Any different terms and conditions relative to the offer of settlement with the SEC could include any of a broad range of civil sanctions against us and individuals. These include, but are not limited to, injunctive relief, disgorgement, fines, interest and additional modifications to business practices. Any such disgorgement, fines, penalties, interest and other associated costs could be detrimental to our business. Further, if we are not able to execute a formal offer of settlement, or if the settlement is not approved by the Commissioners of the SEC, the matter may require significant management and financial resources, which could otherwise be devoted to the operation of our business.
Risks Related to our Common Stock
Future equity issuances or a sale of a substantial number of shares of our common stock may cause the price of our common stock to decline.
Because we will continue to need additional capital to continue to expand our business and our research and development activities, among other things, we may conduct additional equity offerings. In addition, pursuant to our Sales Agreement we may offer and sell, from time to time, shares of our common stock having an offering price up to an aggregate total of $25.0 million. As of June 30, 2016, we had approximately $14.3 million remaining available for offer and sale pursuant to the Sales Agreement. Sales under the Sales Agreement are registered on a registration statement on Form S-3. Under applicable rules and regulations, we may not sell more than the equivalent of one-third of our public float during any 12 consecutive months so long as our public float is less than $75 million, which would limit our ability to raise funds through the Sales Agreement. If we or our stockholders sell substantial amounts of our common stock (including shares issued upon the exercise of options and warrants) in the public market, the market price of our common stock could fall. A decline in the market price of our common stock could make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate. Furthermore, if we obtain funds through a credit facility or through the issuance of debt or preferred securities, these securities would likely have rights senior to your rights as a common stockholder, which could impair the value of our common stock.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
This prospectus contains forward-looking statements, which reflect the views of our management with respect to future events and financial performance. These forward-looking statements are subject to a number of uncertainties and other factors that could cause actual results to differ materially from such statements. Forward-looking statements are identified by words such as “anticipates,” “believes,” “estimates,” “expects,” “intends,” “plans,” “projects,” “targets” and similar expressions. Readers are cautioned not to place undue reliance on these forward-looking statements, which are based on the information available to management at this time and which speak only as of this date. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. For a discussion of some of the factors that may cause actual results to differ materially from those suggested by the forward-looking statements, please read carefully the information under “Risk Factors.” Examples of our forward-looking statements include:

•	our current views with respect to our business strategy, business plan and research and development activities;

•	the progress of our product development programs, including clinical testing and the timing of commencement and results thereof;

•	our projected research and development expenses;

•	our ability to fund, enroll and successfully complete the phase 3 study of ICT-107 and any of our other product candidates;

•	the potential for and timing of development and commercial success of ICT-107;

•	our ability to continue development plans for ICT-140 and ICT-121; and

•	our ability to further develop our technologies into product candidates.
The identification in this document of factors that may affect future performance and the accuracy of forward-looking statements is meant to be illustrative and by no means exhaustive. All forward-looking statements should be evaluated with the understanding of their inherent uncertainty. You may rely only on the information contained in this prospectus.
We have not authorized anyone to provide information different from that contained in this prospectus. Neither the delivery of this prospectus nor the sale of our common stock or warrants means that information contained in this prospectus is correct after the date of this prospectus. This prospectus is not an offer to sell or solicitation of an offer to purchase these securities in any circumstances under which the offer or solicitation is unlawful.

USE OF PROCEEDS
We estimate that our net proceeds from this offering will be approximately $7.8 million, excluding the proceeds, if any, from the exercise of the base warrants and no sale of the pre-funded warrants, based on the sale of 45,000,000 shares of our common stock and base warrants to purchase 33,750,000 shares of our common stock in this offering at an assumed public offering price of $0.19 (the last reported sale price of our common stock on the NYSE MKT on August 4, 2016) and $0.01 per related base warrant. If the underwriters exercise their option to purchase additional shares and/or base warrants in full, we estimate that our net proceeds from this offering will be approximately $9.1 million, excluding the proceeds, if any, from the exercise of the base warrants.
A $0.05 increase or decrease in the assumed public offering price of $0.19 per share of our common stock and $0.01 per related base warrant would increase or decrease the expected net cash proceeds of the offering to us by approximately $2.1 million. An increase or decrease of 15,000,000 in the assumed number of shares sold in this offering would increase or decrease the expected net cash proceeds of the offering to us by approximately $2.8 million, assuming the public offering price of $0.19 per share and $0.01 per related base warrant.
We are also offering to those purchasers whose purchase of shares of our common stock in this offering would result in the purchaser, together with its affiliates and certain related parties, owning more than 4.99% of our outstanding common stock following the consummation of this offering, the opportunity to purchase, in lieu of shares of our common stock that would result in ownership in excess of 4.99%, pre-funded warrants to purchase shares of our common stock and base warrants to purchase shares of our common stock. There can be no assurance that we will sell any of the pre-funded warrants being offered. For each pre-funded warrant sold, the number of shares of common stock we are offering will be decreased on a one-for-one basis.
We intend to use the net proceeds of this offering to continue enrollment in our phase 3 clinical trial of ICT-107, to complete phase 1 development of ICT-121, to continue our T cell research program and for working capital and general corporate purposes. We may also use a portion of the net proceeds to acquire or invest in businesses, products and technologies that are complementary to our own, although we are not currently planning or negotiating any such transactions. Pending these uses, we intend to invest our net proceeds from this offering primarily in investment grade, interest-bearing instruments. As of the date of this prospectus, we cannot specify with certainty all of the particular uses for the net proceeds we will have upon completion of the offering. Accordingly, we will retain broad discretion over the use of these proceeds.

MARKET PRICE OF OUR COMMON STOCK
Market Information
Our common stock has been traded on the NYSE MKT since May 30, 2012 under the symbol “IMUC.” Our common stock previously traded on the OTC Bulletin Board over-the-counter market. The price information in the table below for periods prior to the listing of our common stock on the NYSE MKT reflects inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions:

Quarter Ended	High	Low
June 30, 2014	$1.45	$1.05
September 30, 2014	$1.16	$0.87
December 31, 2014	$1.03	$0.53
March 31, 2015	$0.82	$0.48
June 30, 2015	$0.55	$0.43
September 30, 2015	$0.59	$0.37
December 31, 2015	$0.53	$0.34
March 31, 2016	$0.38	$0.20
June 30, 2016	$0.34	$0.20
September 30, 2016 (through August 4, 2016)	$0.27	$0.18
The reported last sale price of our common stock on the NYSE MKT on August 4, 2016 was $0.19 per share.
Stockholders
As of June 30, 2016, there were 94 holders of record of our common stock, not including any persons who hold their stock in “street name.”

DIVIDEND POLICY
We have not paid any dividends on our common stock to date and do not anticipate that we will pay dividends in the foreseeable future. Any payment of cash dividends on our common stock in the future will be dependent upon the amount of funds legally available, our earnings, if any, our financial condition, our anticipated capital requirements and other factors that the board of directors may think are relevant. However, we currently intend for the foreseeable future to follow a policy of retaining all of our earnings, if any, to finance the development and expansion of our business and, therefore, do not expect to pay any dividends on our common stock in the foreseeable future.

DILUTION
If you purchase securities in this offering, you will experience dilution to the extent of the difference between the price per share you pay in this offering and the net tangible book value per share of our common stock immediately after this offering assuming no value is attributed to the base warrants, and such base warrants are accounted for and classified as equity. The net tangible book value of our common stock on March 31, 2016 was $16.5 million, or $0.18 per share. Net tangible book value per share is equal to the amount of our total tangible assets, less total liabilities, divided by the aggregate number of shares of our common stock outstanding.
After giving effect to the assumed sale by us of 45,000,000 shares of our common stock and base warrants to purchase 33,750,000 shares of our common stock in this offering at an assumed public offering price of $0.19 per share of common stock (based on the last reported sale price of our common stock on the NYSE MKT on August 4, 2016) and $0.01 per related base warrant, and after deducting the underwriting discount and estimated offering expenses payable by us, our as adjusted net tangible book value as of March 31, 2016 would have been $24.4 million, or $0.18 per share of common stock. This represents no change in net tangible book value per share to existing stockholders and an immediate dilution of $0.02 per share to new investors purchasing shares of our common stock in this offering, attributing none of the assumed combined public offering price to the base warrants offered hereby. The following table illustrates this per share dilution:

Assumed combined public offering price per share and related base warrant		$0.20
Net tangible book value per share as of March 31, 2016	$0.18
Increase per share attributable to new investors in this offering	—
As adjusted net tangible book value per share as of March 31, 2016 after giving effect to this offering		0.18
Dilution per share to investors participating in this offering		$0.02

A $0.05 increase or decrease in the assumed combined public offering price of $0.20 per share and related base warrant would increase or decrease our as adjusted net tangible book value after this offering by $2.1 million, or $0.02 per share, and the dilution per share to new investors by $0.03 per share, assuming that the number of shares of common stock and related base warrants offered by us, as set forth above, remains the same and after deducting the underwriting discount and estimated offering expenses payable by us.
We may also increase or decrease the number of shares of common stock and related base warrants we are offering from the assumed number of shares of common stock and related base warrants set forth above. An increase or decrease of 15,000,000 shares sold in this offering would increase or decrease our as adjusted net tangible book value after this offering by $2.8 million, or $0.00 per share, and the dilution per share to new investors by $0.00 per share, assuming that the combined public offering price of $0.20 per share and related base warrant remain the same and after deducting the underwriting discount and estimated offering expenses payable by us.
The information discussed above is illustrative only and will adjust based on the actual public offering price, the actual number of shares, pre-funded warrants and base warrants that we offer in this offering, and other terms of this offering determined at pricing. Additionally, the table and discussion above do not reflect possible adjustments related to the likely derivative treatment of the warrants to be issued in this offering.
The discussion and table above assume (i) no exercise of the underwriters' option to purchase up to an additional 6,750,000 shares of common stock and/or base warrants to purchase 5,062,500 shares of common stock, (ii) no sale of pre-funded warrants, which, if sold, would reduce the number of shares of common stock that we are offering on a one-for-one basis, (iii) no exercise of base warrants offered in this offering, and (iv) no receipt of cash upon the exercise of such base warrants. Upon the exercise of such base warrants, if any, holders of such base warrants will experience additional dilution.  The discussion and table above do not take into account further dilution to new investors that could occur upon the exercise of outstanding options and warrants having a per share exercise price less than the public offering price per share in this offering.
The number of shares of our outstanding common stock reflected in the discussion and table above is based on 91,727,797 shares of common stock outstanding as of March 31, 2016 and excludes, as of that date:

•	11,801,904 shares of our common stock issuable upon exercise of outstanding options at a weighted average exercise price of $1.11 per share;

•	594,500 shares of our common stock issuable upon the settlement of outstanding restricted stock units;

•
24,520,350 shares of our common stock issuable upon exercise of outstanding warrants at a weighted average exercise price of $1.06 per share (without giving effect to any of the anti-dilution adjustment provisions thereof); and

•	8,603,500 shares of our common stock to be reserved for potential future issuance pursuant to our 2016 Equity Incentive Plan.
The number of shares of our common stock to be outstanding immediately after this offering as shown above does not include up to approximately $14.8 million of shares of our common stock that remained available for sale at March 31, 2016 under our Sales Agreement with Cantor Fitzgerald & Co., as agent. Between March 31, 2016 and the date of this prospectus, we sold an aggregate of 1.7 million shares of our common stock for gross proceeds of approximately $460,000 under the Sales Agreement.

BUSINESS
Overview

ImmunoCellular Therapeutics, Ltd. is a clinical-stage biotechnology company that is developing immune-based therapies for the treatment of cancers. Immunotherapy is an emerging approach to treating cancer in which a patient’s own immune system is stimulated to target tumor antigens, which are molecular signals that the immune system uses to identify foreign bodies. While some other cancer immunotherapies only target a single cancer antigen, our technology can elicit an immune response against several antigens. Our clinical stage cancer immunotherapy programs are also distinguished by the fact that they target cancer stem cells (CSCs), which are the primary drivers of tumor growth and disease recurrence. Our most advanced product candidate, ICT-107, recently began phase 3 testing in which we anticipate randomizing 414 patients at about 120 clinical sites in the U.S., Canada and Europe. In addition, we have a portfolio of other potential therapeutic immunotherapies using our proprietary approach to treating cancer.
ICT-107, our lead product candidate, is a dendritic cell (DC) immunotherapy for the treatment of newly diagnosed glioblastoma multiforme (GBM), the most common and lethal type of brain cancer. ICT-107 is designed to activate a patient’s immune system to target six different tumor-associated antigens. ICT-107 has completed phase 2 testing with results reported in December 2013. Additional updated results were reported in June 2014 and November 2014. In November 2015, overall survival (OS) was additionally updated and reported. The phase 2 clinical trial was designed as a double-blind, placebo-controlled (2:1 randomized), multicenter evaluation of the safety and efficacy of ICT-107 in patients with newly diagnosed GBM. From January 2011 until September 2012, 124 patients were randomized to standard of care treatment plus ICT-107 or standard of care plus placebo (i.e. control). The most recent results are summarized in Table 2.

Table 2
Overall Survival*		Median Overall Survival - in Months
Population	Patients Randomized	Treatment Group	Placebo Group	Difference	P Value	HR Ratio
Intent to treat (ITT)	124	18.3	16.7	1.6	0.436	0.846
Per Protocol (PP) HLA-A2
MGMT Methylated	31	37.7	23.9	13.8	0.645	0.800
MGMT Unmethylated	38	15.8	11.8	4.0	0.326	0.704

Progression Free Survival*		Median Progression Free Survival - in Months
Population	Patients Randomized	Treatment Group	Placebo Group	Difference	P Value	HR Ratio
ITT	124	11.4	10.1	1.3	0.033	0.640
PP HLA-A2
MGMT Methylated	31	24.1	8.5	15.6	0.004	0.257
MGMT Unmethylated	38	10.5	6.0	4.0	0.364	0.720

* Overall survival data from October 2015; progression free survival from October 2014.
As reported in November 2015, ICT-107 treated patients had a numerical advantage in median OS of 1.6 months more than control patients in the intent-to-treat (ITT) population but the difference in survival between ICT-107 and control treated patients (the primary efficacy endpoint of the trial) did not reach statistical significance (p-value = 0.44; Hazard Ratio = 0.85). For Progression-Free Survival (PFS), an important secondary efficacy endpoint, the most updated results were reported in November 2014 when ICT-107 treated patients had a 1.3 month advantage in median PFS compared with control treated patients in the ITT population. This difference in PFS between ICT-107 and control treated patients reached statistical significance (p-value = 0.03; Hazard Ratio = 0.64). ICT-107 was generally well tolerated, with no imbalance in adverse events between the treated and control groups.

Patients in the phase 2 study were HLA-A1, A2, or dual A1/A2. HLA type refers to a person’s human leukocyte antigen status which corresponds to a family of genes that regulate the immune system. Though the ICT-107 immunotherapy is designed for all three of these HLA types, the most benefit and best immune responses were observed in patients who were HLA-A2 positive (about 50% of the GBM population in the US and Europe). Thus, the phase 3 includes only patients who are HLA-A2 positive. We analyzed HLA-A2 positive patients according to their MGMT gene status (unmethylated or methylated) which is a known predictor of responsiveness to standard of care chemotherapy. MGMT is a gene involved with DNA repair. As the standard of care chemotherapy in GBM works by damaging DNA, an active repair mechanism diminishes or precludes benefit from chemotherapy. MGMT unmethylated tumor cells can repair DNA damage while MGMT methylated cells cannot. While the subgroups we analyzed were small in size, and not powered to show statistical significance, the numeric advantages in favor of the ICT-107 treated patients were shown to be large and potentially clinically meaningful. Median OS for the HLA-A2 methylated MGMT per protocol (PP) population was 37.7 months for the ICT-107 patients and 23.9 months for the control group, representing a 13.8 month median OS numeric benefit for the ICT-107 treated group while not achieving statistical significance (p-value = 0.65; Hazard ratio = 0.80). Median OS for the HLA-A2 unmethylated MGMT PP population was 15.8 months for ICT-107 patients and 11.8 months for the control group, representing a 4 month median OS numeric benefit for the ICT-107 treated group while not achieving statistical significance (p-value = 0.33; Hazard Ratio = 0.70).
We decided to pursue phase 3 testing of ICT-107 in HLA-A2 patients on the basis of the updated phase 2 ICT-107 trial data, post-phase 2 discussions with U.S. and European regulators and consultation with GBM key opinion leaders.
In addition to focusing only on HLA-A2 patients, we made several changes to the phase 3 protocol based on the phase 2 results and analysis.

•	An anergy test was added to patient screening. This test seeks to identify patients with a properly functioning immune system, which is an important consideration when testing an immune-based therapy.

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More doses are included in the phase 3 protocol. Patients are dosed until they progress or run out of treatment or placebo. In the first year, after standard of care surgery and chemoradiation, patients receive four induction doses in the first month and then monthly maintenance doses thereafter. The phase 3 design now includes 15 doses in the first year if the patient does not progress compared to seven doses in the phase 2 design. The intent is to give patients the opportunity to mount an immune response to treatment.

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An updated progression assessment is included. Progression will now be assessed using the iRANO criteria. This methodology is an update from the RANO criteria utilized in the phase 2 trial. Because dosing stops once a patient has progressed, accurate progression assessment is important for keeping patients on the trial as long as possible.

•
Monocytes will be used as the placebo in phase 3. In the phase 2 trial, activated dendritic cells were used as the placebo. These cells are potentially more immunogenic than the precursor monocyte cells.

The phase 3 design was submitted to the U.S. FDA and we received Special Protocol Assessment (SPA) agreement in August 2015. Patient screening began in November 2015 in the U.S. We anticipate that it will take 25 months from initial enrollment to randomize a target of 414 patients and that the trial overall will require 4-5 years from initial enrollment to complete and report results. The final analysis will be performed after at least 274 OS events have been observed and at least 50% of subjects with the methylated MGMT gene have died. As of July 21, 2016, we had 56 active trial sites in the U.S. and two in Canada, and 109 patients had been screened, 12 of whom had undergone apheresis procedures. On June 7, 2016, we announced that the first patient in the trial had been treated. We expect all sites participating in the trial to be active by the end of 2016. In addition, our clinical trial applications have been approved by regulatory authorities in the Netherlands, the U.K. and Spain, and we are in discussions with regulatory authorities in Austria, Switzerland, Germany, Italy and France.

There are currently two interim analyses to be conducted by the Independent Data Monitoring Committee (DMC). The first is a futility assessment that will occur when 30% of the required OS events have been observed. We estimate that the triggering condition for this assessment will occur roughly 2 years into the trial. The second is an efficacy assessment that will occur when 67% of the required OS events have been observed. We estimate that the triggering condition for this assessment will occur roughly 2.5 years into the trial. The trial is being conducted in the U.S., Canada, and Europe and we are working with the major cancer cooperative groups in each region to ensure sufficient and timely access to qualifying patients.
In addition to ICT-107, we are also developing two other therapeutic DC immunotherapies: ICT-140 for ovarian cancer and ICT-121 for recurrent GBM. ICT-140 targets seven tumor-associated antigens expressed on ovarian cancer cells. Some of the antigens utilized in ICT-140 were also used in ICT-107. We filed an investigational new drug (IND) application for ICT-140 at the end of 2012 and the IND was allowed by the FDA in January 2013. We subsequently twice modified the design of the trial and amended the IND to reflect these changes in May 2013 and September 2014. These amendments were allowed by the FDA shortly after the submissions. During the interim time period, we upgraded our generalized DC immunotherapy manufacturing process to bring it to a phase 3 and commercial ready state. We plan to use this improved process to manufacture clinical supplies for the ICT-140 trial. Currently, we are holding the initiation of this trial until we can find a partner to share expenses or until we have secured sufficient financial resources to complete the ICT-107 phase 3 program. ICT-121 specifically targets CD133, a CSC marker that is overexpressed in a wide variety of solid tumors, including ovarian, pancreatic, and breast cancers. We began screening patients in September 2013 for a single-site phase 1 trial in recurrent GBM. Originally it was our intention to enroll 20 patients at one site. However, during 2014, we determined that enrollment would occur faster if additional sites were added to the study. In 2015 we added five sites and made modifications in the screening criteria to facilitate enrollment. As of July 21, 2016, the trial was fully enrolled and we anticipate that initial results could be available within a year.
In September 2014, we entered into a licensing agreement with the California Institute of Technology (Caltech) for exclusive rights to novel technology for the development of stem cell immunotherapies for the treatment of cancer. The technology originated from the labs of David Baltimore, Ph.D., Nobel Laureate and President Emeritus at Caltech, and utilizes the patient’s own hematopoietic stem cells to create antigen-specific killer T cells to treat cancer. We plan to utilize this technology to expand and complement our DC-based cancer immunotherapy platform, with the goal of developing new immunotherapies that kill cancer cells in a highly directed and specific manner and that can function as monotherapies or in combination therapy approaches.
Caltech’s technology potentially addresses the challenge, and limitation, that TCR (T cell receptor) technologies have faced of generating a limited immune response and having an unknown persistence in the patient’s body. We believe that by inserting DNA that encodes T cell receptors into stem cells rather than into T cells, the immune response can be transformed into a durable and more potent response that could effectively treat previously resilient solid cancers. This observation has been verified in animal models by investigators at Caltech and the National Cancer Institute.
The first step in the research program for this Stem-to-T-Cell technology is to identify the genetic sequence of a TCR which will become the basis for the product development program. In November 2015, we entered into a sponsored research agreement with The University of Texas MD Anderson Cancer Center with the goal of identifying a TCR sequence. In addition, in 2015 we acquired an option from Stanford University to evaluate certain technology related to the identification of TCRs that could prove useful in supporting our Stem-to-T-Cell research efforts. We anticipate that a TCR sequence for our Stem-to-T-Cell program could be identified in the third quarter of 2016.
In January of 2016, we entered into a sponsored research agreement with the University of Maryland, Baltimore (UMB). As part of this collaboration, UMB researchers are undertaking three projects to explore potential enhancements to our dendritic cell and Stem-to-T-Cell immunotherapy platforms.

Autologous cell-based therapies must be manufactured separately for each patient. As a consequence, the manufacturing costs are typically higher when compared to other types of therapies that are not patient specific. We have developed our DC immunotherapy manufacturing process so that we can make multiple doses for a patient from a single manufacturing run utilizing one apheresis from the patient. Each manufacturing run takes three days to complete. In addition, the immunotherapy is stored in liquid nitrogen making the logistics of shipping and administration to the patient easier than that for other cell therapies that must be shipped fresh and administered to the patient within hours of manufacture.

While we believe that we have a promising technology portfolio of multiple clinical-stage candidates, we do not currently anticipate that we will generate any revenues from either product sales or licensing in the foreseeable future. We have financed the majority of our prior operations through the sales of securities and believe that we may access grants and awards to supplement future sales of securities. On September 18, 2015, the Company received an award in the amount of $19.9 million from the California Institute of Regenerative Medicine (CIRM) to partially fund our phase 3 trial of ICT-107. The award provides for a $4.0 million project initial payment, which was received during the fourth quarter of 2015, and up to $15.9 million in future milestone payments that are primarily dependent on patient enrollment and randomization in the ICT-107 phase 3 trial. In June 2016, the terms of the award from CIRM were amended to (i) increase the project initial payment by $1.5 million, which we received on July 18, 2016, and (ii) reduce the potential future milestone payments by a corresponding $1.5 million. The potential total amount of the award from CIRM remains at $19.9 million. Under the terms of the CIRM award, we are obligated to share future ICT-107 related revenue with CIRM. The percentage of revenue sharing is dependent on the amount of the award we receive and whether the revenue is from product sales or license fees. The maximum revenue sharing amount we may be required to pay to CIRM is equal to nine times the total amount awarded and received. We have the option to decline any and all amounts awarded by CIRM. As an alternative to revenue sharing, we have the option to convert the award to a loan, which such option must be exercised on or before ten (10) business days after the FDA notifies us that it has accepted our application for marketing authorization. In the event we exercise our right to convert the award to a loan, we will be obligated to repay the loan within ten (10) business days of making such election, including interest at the rate of the three-month LIBOR rate (0.62% as of March 31, 2016) plus 25% per annum.
The estimated cost of completing the development of any of the current or potential immunotherapy candidates will require us to raise additional capital, generate additional capital from the uncertain exercise of outstanding warrants, or enter into collaboration agreements with third parties. There can be no assurances that we will be able to obtain any additional funding, or if such funding is available, that the terms will be favorable. In addition, collaborations with third parties may not be available to us and may require us to surrender rights to many of our products, which may reduce the potential share of returns in any licensed products. If we are unable to raise sufficient capital or secure collaborations with third parties, we will not be able to further develop our product candidates.
Technology and Potential Products
The table below summarizes the status of our ICT-107, ICT-121 and ICT-140 product candidates and other technologies:

PRODUCT CANDIDATE	TARGET INDICATION	STATUS
Active Immunotherapies

ICT-107 (DC-based immunotherapy targeting CSCs and cancer antigens)	Newly diagnosed GBM	Phase 3 enrolling patients

ICT-140 (DC-based immunotherapy targeting CSCs and cancer antigens)	Ovarian cancer	Phase 2 pending

ICT-121 (DC-based immunotherapy targeting CD133+ CSCs)	Recurrent GBM and other solid tumor cancers	Phase 1 enrolling patients

Stem cell therapies for cancer	To be determined	Pre-clinical

Cancer is caused by abnormal cells that grow in an uncontrolled manner. These cells proliferate and can metastasize throughout the body causing tumors that can result in organ failure and death. Unfortunately, conventional cancer treatments, such as surgery, radiation, and chemotherapy, have limited therapeutic benefit and significant undesirable side effects. Our approach is to develop cancer therapies that activate the body’s immune system response to fight cancer. FDA-approved cancer immunotherapies, such as sipuleucel-T and ipilimumab, have been shown to improve patient survival where conventional therapies failed.
We believe our approach of targeting multiple tumor-associated antigens, as well as CSC antigens, will enable us to develop clinically effective treatments. Cancer is a complex disease often characterized by several cellular abnormalities. We believe that targeting multiple cancer antigens not only increases the likelihood of an effective treatment, but can also prevent tumor escape mechanisms that are sometimes observed with single-antigen targeted therapies.
Solid tumors commonly consist of different types of cancer cells. CSCs are a subset of cancerous cells representing a small number of all cells in a tumor. They are believed to be responsible for growth and recurrence of primary and metastatic tumors. Like normal stem cells, CSCs have the ability to self-renew and make differentiated daughter cells. But, unlike normal stem cells, CSCs no longer have the ability to regulate their own growth. Scientists have shown that CSCs are resistant to radiation and chemotherapy. Thus, conventional therapies can eliminate most of the bulk tumor, but since the CSCs are not destroyed, the tumor can regrow after treatment. Complete eradication of the entire tumor mass requires elimination of the CSCs.
Active Immunotherapy
DCs are cells responsible for antigen processing and presentation to the immune system and play a central role in the body’s immune response. They act as first responders that initiate a T cell response to fight infections or foreign bodies. DCs do this by recognizing, processing and presenting foreign antigens to the T cells. Thus, they are powerful potentiators of acquired immunity through an effective presentation of the cancer antigens to T cells, which subsequently mediate the killing of cancer cells. The goal of DC-based immunotherapies is to (i) make use of and enhance the DC’s ability to trigger a T cell response and (ii) stimulate DCs to focus the T cell response to specifically target and destroy cancer cells.
DCs normally do not target malignant tumors, since they do not recognize the tumor as a foreign body that needs to be eliminated. Also, they are typically not present in sufficient numbers to permit an adequately potent immune response to fight cancer. DC therapy typically involves harvesting peripheral blood mononuclear cells (PBMCs) from a patient, culturing them and processing them in a laboratory to produce a sufficient number of highly potent DCs. The DCs are then cultured with tumor-associated antigens and injected back into the patient, where they can signal T cells to seek out and destroy cancer cells that express the tumor-associated antigens.
Sipuleucel-T was the first cell-based cancer immunotherapy to be approved by the FDA. This prostate cancer immunotherapy utilizes the patient’s antigen presenting cells (APCs) to target a single tumor antigen known as prostatic acid phosphatase. A randomized phase 3 trial showed that sipuleucel-T was safe and extended the median overall survival of metastatic castrate-resistant prostate cancer patients by four months.
We believe that manufacturing and logistical costs associated with sipuleucel-T have limited the drug’s commercial viability. Manufacturing is relatively inefficient as only about 25% of the final product actually consists of APCs. The APCs cannot be stored and must be administered within 18 hours. Also, patients must undergo three apheresis procedures every two weeks to harvest enough cells to manufacture three doses of sipuleucel-T.
In contrast, our DC technology avoids many of sipuleucel-T’s shortcomings. As much as 90% of our final manufacturing product is DCs, which, we believe, can stimulate a much stronger immune response than APCs. Our manufacturing process is typically able to produce about 20 doses from a single apheresis procedure. Each manufacturing run takes three days to complete. The DCs can be frozen and stored for long periods. Our phase 2 ICT-107 immunotherapies have already demonstrated stability beyond two years. Freezing the immunotherapy eliminates the need to ship the product back to patients within 18 hours. Also, DCs can be administered more conveniently by intradermal injection versus intravenous infusion for sipuleucel-T.
Product Candidates
ICT-107
The American Cancer Society (ACS) estimates that about 23,770 malignant tumors of the brain and spinal cord were diagnosed in the U.S. in 2015. GBM is the most prevalent and aggressive form of brain cancer. Over 10,000 new patients are diagnosed with GBM in the U.S. each year. Despite advances in surgery, radiation, and chemotherapy, recurrence is almost a certainty, occurring on average within 6.9 months. The median survival time for newly diagnosed GBM patients is only 14.6 months, and fewer than 10% of these patients live more than five years.
ICT-107 is a DC immunotherapy that targets six different tumor-associated antigens that are found on patients’ tumor cells; at least four of the six antigens are highly expressed on CSCs. The immunotherapy is intended to be used subsequent to conventional therapy or concomitantly with chemotherapy in patients with newly diagnosed GBM. Results from a phase 1 clinical trial at Cedars-Sinai Medical Center in Los Angeles showed that ICT-107 was well tolerated, with no significant adverse events reported. As of the last update in March of 2016, six of 16 patients with newly diagnosed GBM treated with ICT-107 continue to survive more than seven years beyond first treatment. Five of the 16 patients were disease free over five years from first treatment. The median PFS in the 16 newly diagnosed patients enrolled in the trial was 16.9 months, and median OS was 38.4 months.
In June 2010, ICT-107 for the treatment of glioblastoma or brain stem glioma was granted Orphan Drug status by the FDA, making the product candidate eligible, under certain circumstances, for marketing exclusivity and other potential benefits.
In September 2010, we entered into a Master Services Agreement (MSA) with Aptiv Solutions (formerly Averion International Corp.), a clinical research organization. Under the MSA, Aptiv Solutions provides us with clinical trial support services in connection with and over the course of our phase 2 clinical trial for ICT-107, including overseeing enrollment of patients and execution. The MSA, which may be terminated by us at any time, provides for a limit of approximately $5.0 million on the fees that we will be obligated to pay if all of the planned services are actually provided.

In January 2011, we entered into an immunotherapy production agreement with the University of Pennsylvania, who assisted us in the Good Manufacturing Practice (GMP) production of ICT-107 for the phase 2 trial. In October 2011, we entered into an agreement with Progenitor Cell Therapy, LLC to serve as a second manufacturer of ICT-107 for the phase 2 trial.
In February 2014, ICT-107 for the treatment of glioma, which includes glioblastoma multiforme, was granted Orphan Drug status by the EMA, providing us with eligibility to incentives, under certain circumstances, including a ten-year period of market exclusivity, access to a centralized review process, trial design assistance and scientific advice during product development, fee reductions, and tax incentives.
In March 2015, we entered into an immunotherapy production agreement with PharmaCell B.V. to serve as the European manufacturer of ICT-107 for the phase 3 trial. PharmaCell completed the manufacturing process technology transfer from PCT and became ready to manufacture ICT-107 for the phase 3 trial under Good Manufacturing Practices (cGMP) as of June 24, 2016.
In June 2015, we entered into an immunotherapy production agreement with PCT, LLC, a Caladrius Company, a subsidiary of Caladrius Biosciences, Inc. to serve as the North American manufacturer of ICT-107 for the phase 3 trial.
In June 2015, we entered into an MSA with Novella Clinical LLC, a clinical research organization. Under the MSA, Novella provides us with clinical trial support services in connection with and over the course of our phase 3 clinical trial for ICT-107, including overseeing enrollment of patients and execution. The MSA, which may be terminated by us at any time, provides for a limit of approximately $40.0 million on the fees that we will be obligated to pay if all of the planned services are actually provided.
In August 2015, the ICT-107 phase 3 trial design, that was submitted earlier to the U.S. FDA, received Special Protocol Assessment (SPA) agreement.
As of July 21, 2016, we had 56 active trial sites in the U.S. and two in Canada, and 109 patients had been screened, 12 of whom had undergone apheresis procedures. We expect all sites participating in the trial to be active by the end of 2016.

ICT-140
The ACS estimates that in the U.S. about 22,280 women will receive a new diagnosis of ovarian cancer and about 14,240 will die from ovarian cancer in 2016. The National Cancer Institute reports that ovarian cancer is the ninth leading cause of cancer death in the United States for women and the lifetime risk is approximately 1.4%. By contrast according to the most recent estimates 39% of women who inherit a harmful BRCA1 mutation and 11% to 17% of women who inherit a harmful BRCA2 mutation will develop ovarian cancer by age 70.
Ovarian cancer usually spreads via local shedding into the peritoneal cavity followed by implantation on the peritoneum and via local invasion of bowel and bladder. The incidence of positive nodes at primary surgery has been reported to be as much as 24% in patients with stage I disease, 50% in patients with stage II disease, 74% in patients with stage III disease and 73% in patients with stage IV disease. The five-year survival rate for all stages of ovarian cancer is approximately 44%. For cases where a diagnosis is made early in the disease, when the cancer is still confined to the primary site, the five-year survival rate is 92%. However, only 15% of all ovarian cancers are found at this early stage.
Many ovarian cancers are spontaneously invaded by T cells, and patients whose tumors have tumor-infiltrating T cells survive longer. As a result, we believe that cancer immunotherapies may improve the survival rate of patients with ovarian cancer.
ICT-140 is a DC immunotherapy that targets seven tumor-associated antigens expressed on ovarian cancer cells. Some of the antigens utilized in ICT-140 are also used in ICT-107. We filed an investigational new drug (IND) application for ICT-140 at the end of 2012 and the IND was allowed by the FDA in January 2013. We subsequently twice modified the design of the trial and amended the IND to reflect these changes in May 2013 and September 2014. These amendments were allowed by the FDA shortly after the submissions. During the interim time period, we upgraded our generalized DC immunotherapy manufacturing process to bring it to the level of phase 3 and commercial ready. We plan to use this improved process to manufacture clinical supplies for the ICT-140 trial. Currently, we are holding the initiation of this trial until we find a partner to share expenses or until we have secured sufficient financial resources to complete the ICT-107 phase 3 program.
ICT-121

We and Cedars-Sinai Medical Center have discovered antigen peptides that can elicit a T cell immune response against CD133, a marker that is commonly present on CSCs. CD133-positive CSCs have been identified in a number of different cancers, including gliomas, colon cancer and pancreatic cancer.
ICT-121 specifically targets CD133, a CSC marker that is overexpressed in a wide variety of solid tumors, including ovarian, pancreatic, and breast cancers. We began screening patients in September 2013 for a phase 1 trial in recurrent GBM. Originally it was our intention to enroll 20 patients at one site. However, during 2014, we determined that enrollment would occur faster if additional sites were added to the study. In 2015 we added five sites and made modifications in the screening criteria to facilitate enrollment. As of June 30, 2016, we had 16 patients in dosing, three patients about to be dosed, and four more patients in screening. We anticipate the trial will be fully enrolled in the third quarter of 2016 and that initial results could be available a year later.
Intellectual Property Agreements
Cedars-Sinai Agreements
In May 2015, we entered into an Amended and Restated Exclusive License Agreement (the Amended License Agreement) with Cedars-Sinai. Pursuant to the Amended License Agreement, we acquired an exclusive, worldwide license from Cedars-Sinai to certain patent rights and technology developed in the course of research performed at Cedars-Sinai into the diagnosis of diseases and disorders in humans and the prevention and treatment of disorders in humans utilizing cellular therapies, including DC-based immunotherapies for brain tumors and other cancers and neurodegenerative disorders. Under the Amended License Agreement, we will have exclusive rights to, among other things, develop, use, manufacture, sell and grant sublicenses to the licensed technology.
We have agreed to pay Cedars-Sinai specified milestone payments related to the development and commercialization of ICT-107, ICT-121 and ICT-140. Among other milestone payments, we will be required to pay to Cedars-Sinai specified milestone payments upon commencement of the first phase 3 clinical trial for our first product and upon first commercial sale of our first product. We paid the phase 3 start milestone to Cedars-Sinai of $100,000 in January of 2016, coincident with the start of the ICT-107 phase 3 trial. If both of these milestones are met, the required milestone payments will total $1.1 million. We will pay Cedars-Sinai single digit percentages of gross revenues from the sales of products and high-single digit to low-double digit percentages of our sublicensing income based on the licensed technology.
The Amended License Agreement will terminate on a country-by-country basis on the expiration date of the last-to-expire licensed patent right in each such country. Either party may terminate the Amended License Agreement in the event of the other party’s material breach of its obligations under the Agreement if such breach remains uncured 60 days after such party’s receipt of written notice of such breach. Cedars-Sinai may also terminate the Amended License Agreement upon 30 days’ written notice to us that a required payment by us to Cedars-Sinai under the Amended License Agreement is delinquent.
We have also entered into various sponsored research agreements with Cedars-Sinai and has paid an aggregate of approximately $1.2 million. The last agreement concluded on March 19, 2014 at an incremental cost of $126,237. As of March 31, 2016, Cedars-Sinai is not performing any research activities on behalf of the Company.
The Johns Hopkins University Licensing Agreement
In February 2012, we entered into a license agreement with The Johns Hopkins University (JHU), pursuant to which we received an exclusive, worldwide license to JHU’s rights in and to certain technology related to mesothelin-specific cancer immunotherapies. The license covers the application of this technology for all mesothelin peptide-based immunotherapies for cancer treatment and prevention, except bacteria-based, viral vector-based and nucleic acid-based immunotherapies. Unless earlier terminated, the term of the license extends in each country until the later of the expiration of the last patent related to the licensed technology in that country or ten years after the effective date of the license agreement. In order to maintain our license rights under the license agreement, we are required to meet certain diligence milestones and timelines.
Pursuant to the license agreement, we paid an upfront licensing fee in the low hundreds of thousands of dollars, payable half in cash and half in shares of common stock. We are obligated to pay milestone license fees upon completion of specified milestones totaling single digit millions of dollars if all milestones are met, customary royalties based on a low single digit percentage of net sales and sublicensing payments shared at a low double digit percentage, as well as annual minimum royalties increasing over time and ranging from low tens of thousands to low hundreds of thousands of dollars. We will also be responsible for reimbursing JHU for reasonable costs associated with the preparation, filing, maintenance and prosecution of the technology subject to the license. In September 2013, we entered into Amendment No. 1 to the license agreement that updated certain milestones. In August 2015, we entered into a Second Amendment to Exclusive License Agreement that amended certain sections of the license agreement and further updated certain milestones.
California Institute of Technology
On September 9, 2014, we entered into an Exclusive License Agreement with the California Institute of Technology (Caltech) under which we acquired exclusive rights to novel technology for the development of certain stem cell treatments that are potentially capable of producing antigen specific T cell killing of cancer cells.
Pursuant to the License Agreement, we agreed to pay a one-time license fee, a minimum annual royalty based on a low single digit percentage of net revenues and an annual maintenance fee in the low tens of thousands of dollars. In addition, we have agreed to make certain milestone payments upon completion of specified milestones.
Competition
The biopharmaceutical industry is characterized by intense competition and significant technological advancements. Many companies, research institutions, and universities are conducting research and development in a number of areas similar to those that we focus on. The development of new products could compete with and be superior to our product candidates.
Many of the companies with which we compete have substantially greater financial, technical, manufacturing, marketing, distribution and other resources. A number of these companies may have or may develop technologies for products that could be superior to ours. We expect technological developments in the biopharmaceutical and related fields to occur at a rapid rate, and believe competition will intensify as these fields advance. Accordingly, we will be required to devote substantial resources and efforts to research and development activities in order to potentially achieve and maintain a competitive position. Products that we develop may become obsolete before we are able to market them or to recover all or any portion of our research and development expenses. We may be competing with companies that have significantly more experience in undertaking preclinical testing and human clinical trials with new or improved therapeutic products and obtaining regulatory approvals of such products. A number of these companies already market and may be in advanced phases of clinical testing of various drugs that may compete with our product candidates or any future product candidates that we may develop. Competitors may develop or commercialize products more rapidly than we do, or that have significant advantages over products we develop. Therefore, our competitors may be more successful in commercializing their products, which could adversely affect our competitive position and business.
In addition to sipuleucel-T and ipilimumab, which have been approved for sale by the FDA, several major biopharmaceutical companies, including Genentech, Inc. (a member of the Roche Group), Amgen Inc., Merck & Co., Inc., Novartis AG, GlaxoSmithKline plc, Celgene Corporation and Bristol-Myers Squibb Company, smaller biotechnology companies, such as Oncothyreon Inc., Galena Biopharma, Inc., Agenus Inc., Bavarian Nordic A/S, Kite Pharma, Inc., Juno Therapeutics, Inc. and Immunovaccine Inc., are developing cancer immunotherapies. A number of immunotherapy companies, including Northwest Biotherapeutics, Inc., Prima Biomed Ltd and DC Prime B.V., also utilize DCs for their therapeutic cancer immunotherapies.
In addition to the previously mentioned companies developing cancer immunotherapies, there are also several pharmaceutical companies, including OncoMed Pharmaceuticals, Inc., Verastem, Inc., Stemline Therapeutics, Inc. and Infinity Pharmaceuticals, Inc., that are pursuing drugs that target CSCs. Stemline is currently developing a peptide treatment, SL-701, for brain cancer.
In addition, in October 2015 Novocure received regulatory approval to market its Optune™ device in the U.S. for the treatment of newly diagnosed glioblastoma. The device delivers low-intensity, intermediate frequency, alternating electric currents to the brain. The adoption of this device could impact the speed of the ICT-107 phase 3 enrollment and its potential market should ICT-107 ultimately receive regulatory approval.
Colleges, universities, governmental agencies and other public and private research organizations are becoming more active in seeking patent protection and licensing arrangements to collect royalties for use of technologies that they have developed, some of which may directly compete with our product candidates or any future product candidates that we may develop. Governments of a number of foreign countries are aggressively investing in cellular therapy research and promoting such research by public and private institutions within those countries. Domestic and foreign institutions and governmental agencies, along with pharmaceutical and specialized biotechnology companies, can be expected to compete with us in recruiting qualified scientific personnel.

Our competitive position will be significantly impacted by the following factors, among others:

•	our ability to obtain FDA marketing approval for our product candidates on a timely basis;

•	the level of acceptance of our products by physicians, compared to those of competing products or therapies;

•	our ability to have our products manufactured on a commercial scale;

•	the effectiveness of sales and marketing efforts on behalf of our products;

•	our ability to meet demand for our products;

•	our ability to secure insurance reimbursement for our products;

•	the price of our products relative to competing products or therapies;

•	our ability to recruit and retain appropriate management and scientific personnel; and

•	our ability to develop a commercial-scale research and development, manufacturing and marketing infrastructure, either on our own or with one or more future strategic partners.
Intellectual Property
As discussed further below, as of April 5, 2016, we had rights to or owned a portfolio of issued patents and pending patent applications that include claims that cover, or would cover if issued, antigen compositions of our DC immunotherapies, methods of use associated therewith, other related technologies, and stem cell technology.
In 2006, we licensed cancer immunotherapy technology from the Cedars-Sinai Medical Center. To date, three U.S. patents have issued, possessing expiration dates ranging from about 2027 to 2030, covering our ICT-107 product candidate, and related patent protection is pending in the U.S. and Canada. Three United States patents have also issued covering our cancer immunotherapy product candidate ICT-121, and these patents possess expiration dates of about 2030; corresponding patent protection is pending or has issued in several foreign jurisdictions. For our ICT-140 product candidate, patent applications are pending in the U.S. and several foreign jurisdictions; any patents to issue from these applications will have an expiration date of about 2034. One or more of the U.S. patents and foreign applications, should they issue, may be entitled to an increased term due to, for example, patent term extension or additional proprietary protection through a supplementary protection certificate.
There can be no assurance that any further patents will issue in the United States or in any foreign jurisdiction relating to our ICT-107, ICT-121, or ICT-140 product candidates, or that any patent that has issued, or does issue in the future, will not be challenged, invalidated or circumvented by others.
In addition to the proprietary rights drawn to DC-based immunotherapy product candidates that we have secured from Cedars-Sinai, we have licensed rights to issued patents and pending patent applications relating to various antigens used in the immunotherapy products. There can be no assurance that any further patents will issue in the U.S. or in any foreign jurisdiction relating to these antigens, or that any patent that has issued, or does issue in the future, will not be challenged, invalidated or circumvented by others.
Dr. John Yu, a co-inventor of our cellular-based therapy technology who serves on our Board of Directors, is employed by Cedars-Sinai, which may assert that future intellectual property generated by Dr. Yu belongs to that institution rather than to us, and we may be required to seek a license from Cedars-Sinai for any such rights.
Employees
As of June 30, 2016, we had eight full-time employees and two part-time employees. In addition, we have a number of consulting agreements with individuals and groups to support clinical development, regulatory affairs, investor relations and business development. We outsource all of our drug discovery research, process development, manufacturing and clinical development to third parties with expertise in those areas.
Government Regulation

The United States and other developed countries extensively regulate the preclinical and clinical testing, manufacturing, labeling, storage, record-keeping, advertising, promotion, export, marketing and distribution of drugs and biologic products. The FDA, under the Federal Food, Drug, and Cosmetic Act, the Public Health Service Act and other federal statutes and regulations, regulates pharmaceutical and biologic products.
To obtain approval of our product candidates from the FDA, we must, among other requirements, submit data supporting safety and efficacy, or for biologics, safety, purity and potency, for the intended indication as well as detailed information on the manufacture and composition of the product candidate. In most cases, this will require extensive laboratory tests and preclinical and clinical trials. The collection of these data, as well as the preparation of applications for review by the FDA involve significant time and expense. The FDA also may require post-marketing testing to monitor the safety and efficacy of approved products or place conditions on any approvals that could restrict the therapeutic claims and commercial applications of these products. Regulatory authorities may withdraw product approvals if we fail to comply with regulatory standards or if we encounter problems at any time following initial marketing of our products.
The first stage of the FDA approval process for a new biologic or drug involves completion of preclinical studies and the submission of the results of these studies to the FDA. This data, together with proposed clinical protocols, manufacturing information, analytical data and other information submitted to the FDA, in an investigational new drug application (IND), must become effective before human clinical trials may commence. Preclinical studies generally involve FDA regulated laboratory evaluation of product characteristics and animal studies to assess the efficacy and safety of the product candidate.
After the IND becomes effective, a company may commence human clinical trials. However, the FDA may place the IND on clinical hold at any time, which requires that issues concerning safety of the product or trial be resolved to the FDA’s satisfaction prior to resuming activities under the IND. Human clinical trials are typically conducted in three sequential phases, but the phases may overlap. Phase 1 trials consist of testing of the product candidate in a small number of patients or healthy volunteers, primarily for safety at one or more doses. Phase 1 trials in cancer are often conducted with patients who are not healthy and who have end-stage or metastatic cancer. Phase 2 trials, in addition to safety, evaluate the efficacy of the product candidate in a patient population somewhat larger than phase 1 trials. Phase 3 trials typically involve additional testing for safety and clinical efficacy in an expanded population at multiple test sites. A company must submit to the FDA a clinical protocol, accompanied by the approval of the Institutional Review Boards at the institutions participating in the trials, prior to commencement of each clinical trial. Before proceeding with a phase 3 clinical trial, sponsors may seek a written agreement from the FDA regarding the design, size, and conduct of a clinical trial. This is known as a Special Protocol Assessment, or SPA. SPAs help establish up front agreement with the FDA about the adequacy of the design of a clinical trial to support a regulatory approval, but the agreement is not binding if new circumstances arise. In addition, even if an SPA remains in place and the trial meets its endpoints with statistical significance, the FDA could determine that the overall balance of risks and benefits for the product candidate is not adequate to support approval, or only justifies approval for a narrow set of clinical uses or approval with restricted distribution or other burdensome post-approval requirements or limitations.
To obtain FDA marketing authorization, a company must submit to the FDA the results of the preclinical and clinical testing, together with, among other things, detailed information on the manufacture and composition of the product candidate, in the form of a new drug application (NDA) or, in the case of a biologic, like DC-based immunotherapies for neurological disorders, a biologics license application (BLA). The FDA has sixty days after the sponsor’s submission of an NDA or BLA to file the application and begin the user fee review period. Unless an exemption applies, each BLA we submit will be required to be accompanied by a substantial user fee payment.
The amount of time taken by the FDA for approval of an NDA or BLA will depend upon a number of factors, including whether the product candidate qualifies for priority review, the quality of the submission and studies presented, the potential contribution that the compound will make in improving the treatment of the disease in question, and the workload at the FDA. The FDA has committed to reviewing standard BLAs in 10 months from filing and priority BLAs in six months from filing, but the actual time it takes to review any BLA that we may submit could be substantially longer.
The FDA may, during its review of an NDA or BLA, ask for additional test data that may require the conduct of additional clinical trials. If the FDA does ultimately approve the product candidate for marketing, it may require post-marketing testing to monitor the safety and effectiveness of the product. The FDA also may in some circumstances impose restrictions on the use of the product, such as a Risk Evaluation and Mitigation Strategy, or REMS, which may be difficult and expensive to administer and may require prior approval of promotional materials.
We will also be subject to a variety of regulations governing clinical trials and sales of our products outside the United States. Whether or not FDA approval has been obtained, approval of a product candidate by the comparable regulatory authorities of foreign countries and regions must be obtained prior to the commencement of marketing the product in those countries. The approval process varies from one regulatory authority to another and the time may be longer or shorter than that required for FDA approval. In the European Union, Canada and Australia, regulatory requirements and approval processes are similar, in principle, to those in the United States.
Before approving a BLA, the FDA will inspect the facilities at which the product is manufactured and will not approve the product unless the manufacturing facilities are in compliance with the FDA’s cGMP, which are regulations that govern the manufacture, holding and distribution of a product. Manufacturers of biologics also must comply with the FDA’s general biological product standards. Following approval, the FDA periodically inspects drug and biologic manufacturing facilities to ensure continued compliance with the good manufacturing practices regulations. We must ensure that any third-party manufacturers continue to comply with those requirements. Failure to comply with these requirements subjects the manufacturer to possible legal or regulatory action, such as suspension of manufacturing or recall or seizure of product. Adverse patient experiences with the product must be reported to the FDA and could result in the imposition of marketing restrictions through labeling changes or market removal. Product approvals may be withdrawn if compliance with regulatory requirements is not maintained or if problems concerning safety or efficacy of the product occur following approval.
The labeling, advertising, promotion, marketing and distribution of a drug or biologic product also must be in compliance with FDA and Federal Trade Commission, requirements, which include, among others, standards and regulations for off-label promotion, industry sponsored scientific and educational activities, promotional activities involving the internet, and direct-to-consumer advertising. We also will be subject to a variety of federal, state and local regulations relating to the use, handling, storage and disposal of hazardous materials, including chemicals and radioactive and biological materials. In addition, we will be subject to various laws and regulations governing laboratory practices and the experimental use of animals. In each of these areas, as above, the FDA has broad regulatory and enforcement powers, including the ability to levy fines and civil penalties, suspend or delay issuance of product approvals, seize or recall products, and deny or withdraw approvals.
We also will be subject to federal regulation by the Occupational Safety and Health Administration and the Environmental Protection Agency and to regulation under the Toxic Substances Control Act, the Resource Conservation and Recovery Act and other federal and state regulatory statutes, and may in the future be subject to other federal, state or local regulations.
We may be subject to data privacy and security regulations by both the federal government and the states in which we conduct our business. The Health Insurance Portability and Accountability Act of 1996 (HIPAA), as amended by the Health Information Technology for Economic and Clinical Health Act, or HITECH, and its implementing regulations, imposes requirements relating to the privacy, security and transmission of individually identifiable health information. Among other things, HITECH makes HIPAA’s privacy and security standards directly applicable to business associates independent contractors or agents of covered entities that receive or obtain protected health information in connection with providing a service on behalf of a covered entity. HITECH also created four new tiers of civil monetary penalties, amended HIPAA to make civil and criminal penalties directly applicable to business associates, and gave state attorneys general new authority to file civil actions for damages or injunctions in federal courts to enforce the federal HIPAA laws and seek attorneys’ fees and costs associated with pursuing federal civil actions. In addition, state laws govern the privacy and security of health information in specified circumstances, many of which differ from each other in significant ways and may not have the same effect, thus complicating compliance efforts.
Orphan Drug Act
Under the Orphan Drug Act, the FDA may grant orphan designation to a drug or biologic intended to treat a rare disease or condition, which is generally a disease or condition that affects fewer than 200,000 individuals in the United States, or more than 200,000 individuals in the United States and for which there is no reasonable expectation that the cost of developing and making available in the United States a drug or biologic for this type of disease or condition will be recovered from sales in the United States for that drug or biologic. Orphan drug designation must be requested before submitting a BLA. After the FDA grants orphan drug designation, the generic identity of the therapeutic agent and its potential orphan use are disclosed publicly by the FDA. The orphan drug designation does not convey any advantage in, or shorten the duration of, the regulatory review or approval process.
If a product that has orphan drug designation subsequently receives the first FDA approval for the disease for which it has such designation, the product is entitled to orphan product exclusivity, which means that the FDA may not approve any other applications, including a full BLA, to market the same biologic for the same indication for seven years, except in limited circumstances, such as a showing of clinical superiority to the product with orphan drug exclusivity. Orphan drug exclusivity does not prevent FDA from approving a different drug or biologic for the same disease or condition, or the same drug or biologic for a different disease or condition. Among the other benefits of orphan drug designation are tax credits for certain research and a waiver of the BLA application user fee.
A designated orphan drug may not receive orphan drug exclusivity if it is approved for a use that is broader than the indication for which it received orphan designation. In addition, exclusive marketing rights in the United States may be lost if the FDA later determines that the request for designation was materially defective or if the manufacturer is unable to assure sufficient quantities of the product to meet the needs of patients with the rare disease or condition.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
The following table sets forth certain information regarding beneficial ownership of our common stock as of June 30, 2016 (a) by each person known by us to own beneficially 5% or more of our common stock, (b) by each of our named executive officers as set forth in our proxy statement for our 2016 Annual Meeting of Stockholders and our directors and (c) by all our executive officers and directors as a group. Our calculation of the percentage of beneficial ownership prior to this offering is based on 93,395,802 shares of our common stock outstanding as of June 30, 2016. We have based our calculation of the percentage of beneficial ownership after this offering on 138,395,802 shares of our common stock outstanding immediately after the closing of this offering, assuming no exercise of the base warrants and no exercise of the underwriter’s option to purchase additional shares and base warrants. Unless otherwise noted, we believe that all persons named in the table have sole voting and investment power with respect to all the shares beneficially owned by them.

Percentage of Shares Beneficially Owned
Name and Address of Beneficial Owner(1)	Shares Beneficially Owned (2)	Before Offering	After Offering
John S. Yu, M.D.	6,484,752(3)	6.49%	4.48%

Andrew Gengos	1,241,745(4)	1.32%	*

Anthony Gringeri, Ph.D.	519,905(5)	*	*

David Fractor	258,124(6)	*	*

Rahul Singhvi, Sc.D.	324,014(7)	*	*

Steven J. Swanson, M.D.	148,958(8)	*	*

Gary S. Titus	145,460(9)	*	*

Gregg A. Lapointe	7,500(10)	*	*

Mark A. Schlossberg	7,500(11)	*	*

All executive officers and directors as a group (9 persons)	9,137,957(12)	8.99%	6.39%
_________

*	Less than 1%.

(1)	The address of each of the persons shown is c/o ImmunoCellular Therapeutics, Ltd., 23622 Calabasas Road, Suite 300, Calabasas, California 91302.

(2)
Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Shares of common stock subject to options, warrants and convertible securities currently exercisable or convertible, or exercisable or convertible within 60 days of June 30, 2016, are deemed outstanding, including for purposes of computing the percentage ownership of the person holding such option, warrant or convertible security, but not for purposes of computing the percentage of any other holder.

(3)	Includes 6,464,426 shares of common stock underlying stock options that are exercisable within 60 days of June 30, 2016.

(4)	Includes 824,479 shares of common stock underlying stock options that are exercisable within 60 days of June 30, 2016.

(5)	Includes 303,905 shares of common stock underlying stock options that are exercisable within 60 days of June 30, 2016.

(6)	Includes 146,457 shares of common stock underlying stock options that are exercisable within 60 days of June 30, 2016.

(7)	Includes 309,014 shares of common stock underlying stock options that are exercisable within 60 days of June 30, 2016.

(8)	Includes 123,958 shares of common stock underlying stock options that are exercisable within 60 days of June 30, 2016.

(9)	Includes 117,459 shares of common stock underlying stock options that are exercisable within 60 days of June 30, 2016.

(10)	Includes 7,500 shares of common stock underlying stock options that are exercisable within 60 days of June 30, 2016.

(11)	Includes 7,500 shares of common stock underlying stock options that are exercisable within 60 days of June 30, 2016.

(12)	Includes 8,304,698 shares of common stock underlying stock options that are exercisable within 60 days of June 30, 2016.

DESCRIPTION OF CAPITAL STOCK
As of the date of this prospectus, our authorized capital stock consists of 249,000,000 shares of common stock, $0.0001 par value, and 1,000,000 shares of preferred stock, $0.0001 par value. A description of material terms and provisions of our amended and restated certificate of incorporation and amended and restated bylaws affecting the rights of holders of our capital stock is set forth below. The description is intended as a summary, and is qualified in its entirety by reference to our amended and restated certificate of incorporation and our amended and restated bylaws.
Common Stock
The holders of our common stock are entitled to equal dividends and distributions per share with respect to the common stock when, as and if declared by our board of directors from funds legally available therefor. No holder of any shares of our common stock has a preemptive right to subscribe for any of our securities, nor are any common shares subject to redemption or convertible into other securities. Upon liquidation, dissolution or winding-up of our company, and after payment of creditors and preferred stockholders, if any, the assets will be divided pro rata on a share-for-share basis among the holders of the shares of our common stock. All shares of our common stock now outstanding are fully paid, validly issued and non-assessable. Each share of our common stock is entitled to one vote with respect to the election of any director or any other matter upon which stockholders are required or permitted to vote.
For so long as Dr. John Yu, a co-inventor of our cellular-based therapy technology and a member of our board of directors, owns shares of our common stock or fully vested immediately exercisable options to purchase shares of our common stock totaling at least 2,000,000 shares, we have agreed to use commercially reasonable efforts to enable Dr. Yu to continue to serve on our board of directors. For so long as Dr. Yu owns shares of our common stock or fully vested immediately exercisable options to purchase shares of our common stock totaling at least 4,000,000 shares or at least 5,000,000 shares, we have agreed to use commercially reasonable efforts to enable Dr. Yu and either one or two, respectively, of his designees to serve on our board of directors.
Preferred Stock
Our board of directors is authorized, subject to limitations prescribed by Delaware law, to issue up to 1,000,000 shares preferred stock in one or more series, to establish from time to time the number of shares to be included in each series and to fix the designation, powers, preferences and rights of the shares of each series and any of its qualifications, limitations or restrictions. Our board of directors can also increase or decrease the number of shares of any series, but not below the number of shares of that series then outstanding, without any further vote or action by our stockholders. Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of the common stock. The issuance of preferred stock, while providing flexibility in connection with financings, possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring, discouraging or preventing a change in control of our company, may adversely affect the market price of our common stock and the voting and other rights of the holders of common stock, and may reduce the likelihood that common stockholders will receive dividend payments and payments upon liquidation.
Warrants
January 2012 Warrants
The following summary description of the material features of the outstanding warrants that we issued in January 2012 is general and is qualified in its entirety by reference to the form of warrant, a copy of which has been filed with the SEC as an exhibit to the registration statement of which this prospectus is a part. See “Where You Can Find More Information.”
Each warrant represents the right to purchase shares of our common stock at an exercise price of $1.41 per share. Each warrant may be exercised after the date of issuance through and including the date that is five years after the date the warrant is first exercisable.
Exercise. The warrants may be exercised on or prior to the expiration date at the offices of the warrant agent, with the delivery of a written notice in the form attached to the warrant completed and executed as indicated, accompanied by full payment of the exercise price for the number of warrants being exercised in the form discussed below. Within three trading days, certificates representing the shares of our common stock purchased will be delivered to the warrant holder, or at the warrant holder’s request, the warrant shares will be credited to the warrant holder’s account with the Depository Trust Company. The warrants may be exercised in whole or in part.
Payment. The holder shall pay the exercise price in immediately available funds; provided, however, if at any time there is (i) no effective registration statement registering the relevant common stock and (ii) no effective registration statement registering the resale of or no current prospectus available for the resale of the relevant common stock by the holder, the holder may elect to satisfy its obligation to pay the exercise price through a “cashless exercise.”
Fractional Shares. No fractional shares will be issued upon exercise of the warrants. If, upon exercise of the warrants, a holder would be entitled to receive a fractional interest in a share, we will, upon exercise, pay a cash adjustment in respect of such final fraction in an amount equal to such fraction multiplied by the exercise price.
Limitations on Exercise. The number of shares of our common stock that may be acquired by a holder upon any exercise of a warrant shall be limited so that the total number of shares of our common stock then beneficially owned by such holder does not exceed 4.99% (subject to increase, not to exceed 9.99%, in certain circumstances) of the total number of issued and outstanding shares of our common stock (including for such purpose the shares of common stock issuable upon such exercise). Our obligation to issue shares of our common stock upon the exercise of a warrant shall be suspended until such time, if any, as shares of our common stock may be issued in compliance with such limitation.
Adjustment. The exercise price and the number of shares underlying the warrants are subject to appropriate adjustment in the event of stock splits, stock dividends on our common stock, stock combinations or similar events affecting our common stock. In addition, in the event we consummate any merger, consolidation, sale or other reorganization event in which our common stock is converted into or exchanged for securities, cash or other property, then following such event, the holders of the warrants will be entitled to receive upon exercise of such warrants the kind and amount of securities, cash or other property which the holders would have received had they exercised such warrants immediately prior to such reorganization event.
Rights as Stockholders. The warrant holders do not have the rights or privileges of holders of our common stock and any voting rights until they exercise their warrants and receive shares of our common stock. After the issuance of shares of our common stock upon exercise of the warrants, each holder will be entitled to one vote for each share held of record on all matters to be voted on by stockholders.
October 2012 Warrants
The following summary description of the material features of the outstanding warrants that we issued in October 2012 is general and is qualified in its entirety by reference to the form of warrant, a copy of which has been filed with the SEC as an exhibit to the registration statement of which this prospectus is a part. See “Where You Can Find More Information.”
Each warrant represents the right to purchase shares of our common stock at an exercise price of $2.65 per share. Each warrant may be exercised after the date of issuance through and including the date that is five years after the date the warrant is first exercisable.
Exercise. The warrants may be exercised on or prior to the expiration date at the offices of the warrant agent, with the delivery of a written notice in the form attached to the warrant completed and executed as indicated, accompanied by full payment of the exercise price for the number of warrants being exercised in the form discussed below. Within three trading days, certificates representing the shares of our common stock purchased will be delivered to the warrant holder, or at the warrant holder’s request, the warrant shares will be credited to the warrant holder’s account with the Depository Trust Company. The warrants may be exercised in whole or in part.
Payment. The holder shall pay the exercise price in immediately available funds; provided, however, if at any time there is (i) no effective registration statement registering the relevant common stock and (ii) no effective registration statement registering the resale of or no current prospectus available for the resale of the relevant common stock by the holder, the holder may elect to satisfy its obligation to pay the exercise price through a “cashless exercise.”
Fractional Shares. No fractional shares will be issued upon exercise of the warrants. If, upon exercise of the warrants, a holder would be entitled to receive a fractional interest in a share, we will, upon exercise, pay a cash adjustment in respect of such final fraction in an amount equal to such fraction multiplied by the exercise price.
Limitations on Exercise. The number of shares of our common stock that may be acquired by a holder upon any exercise of a warrant shall be limited so that the total number of shares of our common stock then beneficially owned by such holder does not exceed 4.99% (subject to increase, not to exceed 9.99%, in certain circumstances) of the total number of issued and outstanding shares of our common stock (including for such purpose the shares of our common stock issuable upon such exercise). Our obligation to issue shares of our common stock upon the exercise of a warrant shall be suspended until such time, if any, as shares of common stock may be issued in compliance with such limitation.
Adjustment. The exercise price and the number of shares underlying the warrants are subject to appropriate adjustment in the event of stock splits, stock dividends on our common stock, stock combinations or similar events affecting our common stock. In addition, in the event we consummate any merger, consolidation, sale or other reorganization event in which our common stock is converted into or exchanged for securities, cash or other property, then following such event, the holders of the warrants will be entitled to receive upon exercise of such warrants the kind and amount of securities, cash or other property which the holders would have received had they exercised such warrants immediately prior to such reorganization event.
Rights as Stockholders. The warrant holders do not have the rights or privileges of holders of our common stock and any voting rights until they exercise their warrants and receive shares of our common stock. After the issuance of shares of our common stock upon exercise of the warrants, each holder will be entitled to one vote for each share held of record on all matters to be voted on by stockholders.
February 2015 Warrants
The following summary description of the material features of the outstanding warrants that we issued in February 2015 is general and is qualified in its entirety by reference to the form of warrant, a copy of which has been filed with the SEC as an exhibit to the registration statement of which this prospectus is a part. See “Where You Can Find More Information.”
Each warrant represents the right to purchase one share of our common stock at an exercise price of $0.65 per share. Each warrant may be exercised after the date of issuance through and including the date that is five years after the date the warrant is first exercisable.
Exercise. The warrants may be exercised on or prior to the expiration date at the offices of the warrant agent, with the delivery of a written notice in the form attached to the warrant completed and executed as indicated, accompanied by full payment of the exercise price for the number of warrants being exercised in the form discussed below. Within three trading days, certificates representing the shares of our common stock purchased will be delivered to the warrant holder, or at the warrant holder’s request, the warrant shares will be credited to the warrant holder’s account with the Depository Trust Company. The warrants may be exercised in whole or in part.
Payment. The holder shall pay the exercise price in immediately available funds; provided, however, if at any time there is (i) no effective registration statement registering the relevant common stock and (ii) no effective registration statement registering the resale of or no current prospectus available for the resale of the relevant common stock by the holder, the holder may elect to satisfy its obligation to pay the exercise price through a “cashless exercise.”
Fractional Shares. No fractional shares will be issued upon exercise of the warrants. If, upon exercise of the warrants, a holder would be entitled to receive a fractional interest in a share, we will, upon exercise, pay a cash adjustment in respect of such final fraction in an amount equal to such fraction multiplied by the exercise price.
Limitations on Exercise. The number of shares of our common stock that may be acquired by a holder upon any exercise of a warrant shall be limited so that the total number of shares of our common stock then beneficially owned by such holder does not exceed 4.99% (subject to increase, not to exceed 9.99%, in certain circumstances) of the total number of issued and outstanding shares of our common stock (including for such purpose the shares of our common stock issuable upon such exercise). Our obligation to issue shares of our common stock upon the exercise of a warrant shall be suspended until such time, if any, as shares of common stock may be issued in compliance with such limitation.
Adjustment. The exercise price and the number of shares underlying the warrants are subject to appropriate adjustment in the event of stock splits, stock dividends on our common stock, stock combinations or similar events affecting our common stock. The warrants provide for a weighted-average adjustment to the exercise price if we issue or are deemed to issue additional shares of our common stock at a price per share less than the then effective exercise price of the warrants, subject to certain exceptions. In addition, in the event of any fundamental transaction, as described in the warrants and generally including any merger with or into another entity, sale of all or substantially all of our assets, tender offer or exchange offer, or reclassification of our common stock, then upon any subsequent exercise of a warrant, the holder will have the right to receive as alternative consideration, for each share of our common stock that would have been issuable upon such exercise immediately prior to the occurrence of such fundamental transaction, the number of shares of our common stock of the successor or acquiring corporation or of our company, if it is the surviving corporation, and any additional consideration receivable upon or as a result of such transaction by a holder of the number of shares of our common stock for which the warrant is exercisable immediately prior to such event. In addition, in the event of a fundamental transaction, we or any successor entity will be required to purchase at a holder’s option, exercisable at any time concurrently with or within thirty (30) days after the consummation of the fundamental transaction, such holder’s warrants for cash in an amount equal to the value of the unexercised portion of such holder’s warrants, determined in accordance with the Black Scholes option pricing model as specified in the warrants. As of March 31, 2016, the exercise price had been adjusted to $0.65 per share, down from $0.66 per share at the time of issuance of the warrants, due to the issuance of additional shares of common stock at prices per share below the then effective exercise price of the warrants.
Rights as Stockholders. The warrant holders do not have the rights or privileges of holders of our common stock and any voting rights until they exercise their warrants and receive shares of our common stock. After the issuance of shares of our common stock upon exercise of the warrants, each holder will be entitled to one vote for each share held of record on all matters to be voted on by stockholders.
Anti-Takeover Provisions
Section 203 of the Delaware General Corporation Law
We are subject to Section 203 of the Delaware General Corporation Law, which prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years after the date that such stockholder became an interested stockholder, with the following exceptions:

•	before such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•
upon closing of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction began, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned by (1) persons who are directors and also officers and (2) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•
on or after such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

In general, Section 203 defines business combination to include the following:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

•	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•
any transaction involving the corporation that has the effect of increasing the proportionate share of the stock or any class or series of the corporation beneficially owned by the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loss, advances, guarantees, pledges or other financial benefits by or through the corporation.
In general, Section 203 defines an “interested stockholder” as an entity or person who, together with the person’s affiliates and associates, beneficially owns, or within three years prior to the time of determination of interested stockholder status did own, 15% or more of the outstanding voting stock of the corporation.
Transfer Agent and Registrar
The transfer agent and registrar for our common stock is Computershare Trust Company, N.A. The transfer agent and registrar’s address is 350 Indiana Street, Suite 750, Golden, Colorado 80401. Its phone number is (303) 262-0600.

Listing on the NYSE MKT
Our common stock is listed on the NYSE MKT under the symbol “IMUC." We have applied to list the base warrants on the NYSE MKT following their issuance under the symbol “IMUCWS.” We do not intend to apply for the listing of the pre-funded warrants on any national securities exchange. Without an active trading market, the liquidity of the warrants will be limited.

DESCRIPTION OF SECURITIES WE ARE OFFERING
We are offering (i) shares of our common stock (ii) pre-funded warrants to purchase shares of our common stock and (iii) base warrants to purchase shares of our common stock. Each share of common stock and each pre-funded warrant is being sold together with a base warrant to purchase 0.75 of a share of common stock. The shares of common stock and base warrants will be issued separately. We are also registering the shares of common stock issuable from time to time upon exercise of the base warrants and pre-funded warrants offered hereby.
Common Stock
The material terms and provisions of our common stock and each other class of our securities which qualifies or limits our common stock are described under the caption “Description of Capital Stock” in this prospectus.
Warrants
The following summary of certain terms and provisions of warrants that are being offered hereby, including the pre-funded warrants and the base warrants being offered together with our common stock and the pre-funded warrants, is not complete and is subject to, and qualified in its entirety by, the provisions of the base warrant and the pre-funded warrant, the forms of which are filed as exhibits to the registration statement of which this prospectus forms a part. We refer in this section to the warrants offered together with our common stock and the pre-funded warrants as the base warrants, and we refer to the pre-funded warrants and the base warrants together as the warrants. Prospective investors should carefully review the terms and provisions of the forms of warrants for a complete description of the terms and conditions of the warrants.
Duration and Exercise Price. Each base warrant offered hereby will have an exercise price per share equal to the last reported sale price of our common stock as of the close of the trading day immediately preceding the pricing of this offering. Each pre-funded warrant offered hereby will have an exercise price of $0.01 per share. The base warrants will be immediately exercisable and will expire on the fifth anniversary of the original issuance date. The pre-funded warrants will be immediately exercisable and will expire on the tenth anniversary of the original issuance date, subject to a 90-day extension if, on the expiration date, the holder's exercise in full would cause the holder to own more than the maximum percentage ownership allowed under the terms of the pre-funded warrant. The exercise price and number of shares of common stock issuable upon exercise is subject to appropriate adjustment in the event of stock dividends, stock splits, reorganizations or similar events affecting our common stock and the exercise price. The base warrants will be issued separately from the common stock and pre-funded warrants, and all of the warrants may be transferred separately immediately thereafter. A base warrant to purchase 0.75 of a share of our common stock will be issued for every one share sold in this offering.
Exercisability. The base warrants and pre-funded warrants will be exercisable, at the option of each holder, in whole or in part, by delivering to us a duly executed exercise notice accompanied by payment in full for the number of shares of our common stock purchased upon such exercise (except in the case of a cashless exercise as discussed below). A holder (together with its affiliates) may not exercise any portion of a base warrant or pre-funded warrant to the extent that the holder would own more than 4.99% of the outstanding common stock after exercise, except that upon at least 61 days’ prior notice from the holder to us, the holder may increase or decrease the amount of ownership of outstanding stock after exercising the holder’s warrants, as applicable, up to 9.99% of the number of shares of our common stock outstanding immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of the warrants. No fractional shares of common stock will be issued in connection with the exercise of a warrant. In lieu of fractional shares, we will round down to the next whole share.

Cashless Exercise. If, at the time a holder exercises its warrant, there is no effective registration statement registering, or the prospectus contained therein is not available for an issuance of the shares underlying the warrant to the holder, then in lieu of making the cash payment otherwise contemplated to be made to us upon such exercise in payment of the aggregate exercise price, the holder may elect instead to receive upon such exercise (either in whole or in part) the net number of shares of common stock determined according to a formula set forth in the warrant.

Anti-Dilution Protection. The exercise price of the base warrants is also subject to weighted-average adjustment to the exercise price if we issue or are deemed to issue additional shares of our common stock at a price per share less than the then effective exercise price. For purposes of these adjustments, dilutive issuances do not include (i) up to $15,000,000, in the aggregate, of shares of common stock issued or issuable at an effective price per share less than the exercise price then in effect pursuant to (A) our Sales Agreement with Cantor Fitzgerald & Co. or (B) any similar agreement that may be entered into while this base warrant is outstanding, (ii) securities issued pursuant to board-approved equity incentive plans; provided, however, issuances to consultants shall not exceed 1,000,000 shares (to be appropriately adjusted for any stock dividend, stock split, stock combination or other similar transaction), in the aggregate, of common stock or common stock equivalents in any twelve month period, (iii) securities issued in certain strategic transactions, and (iv) securities issued upon the exercise of base warrants disclosed as outstanding in this prospectus.
Fundamental Transactions. In the event of any fundamental transaction, as described in the warrants and generally including any merger with or into another entity, sale of all or substantially all of our assets, tender offer or exchange offer, or reclassification of our common stock, then upon any subsequent exercise of a warrant, the holder will have the right to receive as alternative consideration, for each share of our common stock that would have been issuable upon such exercise immediately prior to the occurrence of such fundamental transaction, the number of shares of common stock of the successor or acquiring corporation or of our company, if it is the surviving corporation, and any additional consideration receivable upon or as a result of such transaction by a holder of the number of shares of our common stock for which the warrant is exercisable immediately prior to such event. In addition, in the event of a fundamental transaction, we or any successor entity will be required to purchase, at a holder’s option, exercisable at any time concurrently with or within thirty (30) days after the consummation of the fundamental transaction, such holder’s warrants for cash in an amount equal to the value of the unexercised portion of such holder’s warrants, determined in accordance with the Black Scholes option pricing model as specified in the warrants.
Transferability. Subject to applicable laws and the restriction on transfer set forth in the warrant, the warrant may be transferred at the option of the holder upon surrender of the warrant to us together with the appropriate instruments of transfer.
Listing. We have applied to list the base warrants on the NYSE MKT following their issuance under the symbol “IMUCWS.” However, no assurance can be given that an active trading market for the warrants will develop and continue. In addition, we do not intend to apply for the listing of the pre-funded warrants on any national securities exchange. Without an active trading market, the liquidity of the warrants will be limited.
Right as a Stockholder. Except as otherwise provided in the warrants or by virtue of such holder’s ownership of shares of our common stock, the holders of the warrants do not have the rights or privileges of holders of our common stock, including any voting rights, until they exercise their warrants.
Waivers and Amendments. Subject to certain exceptions, any term of the warrants may be amended or waived with our written consent and the written consent of the holders of at least a majority of the then-outstanding warrants.

UNDERWRITING
We have entered into an underwriting agreement with the underwriters named below with respect to the shares of our common stock and related base warrants and pre-funded warrants and related base warrants subject to this offering. Subject to certain conditions, we have agreed to sell to the underwriters, and the underwriters have agreed to purchase, the number of shares of our common stock, pre-funded warrants and corresponding base warrants provided below opposite each underwriter’s name. Maxim Group LLC is acting as the representative of the underwriters.

Underwriter	Number of Shares	Number of Pre-Funded Warrants	Number of Base Warrants
Maxim Group LLC
Laidlaw & Company (UK) Ltd.
Total
The underwriters are offering the shares of our common stock and related base warrants and pre-funded warrants and related base warrants subject to their acceptance of our common stock, the pre-funded warrants and the base warrants from us and subject to prior sale. The underwriting agreement provides that the obligations of the underwriters to pay for and accept delivery of the shares of our common stock and related base warrants and pre-funded warrants and related base warrants offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of our common stock and related base warrants and pre-funded warrants and related base warrants if any such shares of our common stock and related base warrants or pre-funded base warrants and related base warrants are taken.
We have granted the underwriters an option for a period of 45 days from the date of this prospectus to purchase up to an additional 6,750,000 shares of common stock and/or base warrants to purchase 5,062,500 shares of common stock at the public offering price, less the underwriting discount.
Discounts and Expenses
The underwriters have advised us that they propose to offer the shares of our common stock, pre-funded warrants and related base warrants to the public at the respective public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $      per share of our common stock and related base warrant or $      per pre-funded warrant and related base warrant. After this offering, the public offering price and concession to dealers may be changed by the representative. No such change shall change the amount of proceeds to be received by us as set forth on the cover page of this prospectus. The shares of our common stock, pre-funded warrants and related base warrants are offered by the underwriters as stated herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. The underwriters have informed us that they do not intend to confirm sales to any accounts over which they exercise discretionary authority.
The following table shows the public offering price, underwriting discount payable to the underwriters by us and proceeds before expenses to us, assuming both no exercise and full exercise of the underwriters' option to purchase additional shares of common stock and/or base warrants. The underwriting commissions are equal to the combined public offering price per share, pre-funded warrant and base warrant, less the amount per share the underwriters pay us for the shares of common stock, pre-funded warrants and base warrants:

	Per Share	Per Pre-Funded Warrant	Per Base Warrant	Total (No Exercise)	Total (Full Exercise)
Public offering price	$		$	$	$
Underwriting discounts and commissions
Proceeds, before expenses, to us	$		$	$	$
In addition, we have agreed to reimburse the underwriters for reasonable out-of-pocket expenses not to exceed $60,000 in the aggregate. We estimate that total expenses payable by us in connection with this offering, other than the underwriting discount referred to above, will be approximately $450,000.
Indemnification

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act.
Lock-up Agreements
We, our officers, directors and certain of our stockholders have agreed, subject to limited exceptions, for a period of 90 days after the closing of this offering, not to offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of, directly or indirectly any shares of common stock or any securities convertible into or exchangeable for our common stock either owned as of the date of the underwriting agreement or thereafter acquired without the prior written consent of Maxim Group LLC. These lock-up agreements do not apply to shares that may be sold by our officers and directors pursuant to trading plans established pursuant to Rule 10b5-1 under the Securities Exchange Act of 1934, as amended, that are in place as of the date of this prospectus. After 60 days following the date of this prospectus, the foregoing restrictions will not apply to shares that may be sold by us pursuant to our Sales Agreement with Cantor Fitzgerald & Co., as agent. Maxim Group LLC may, in its sole discretion and at any time or from time to time before the termination of the lock-up period, without notice, release all or any portion of the securities subject to lock-up agreements.
Price Stabilization, Short Positions and Penalty Bids

In connection with the offering the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Exchange Act:

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•
Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing shares in the open market.

•
Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. A naked short position occurs if the underwriters sell more shares than could be covered by the over-allotment option. This position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•
Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be discontinued at any time.

Neither we nor the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our shares of common stock. In addition, neither we nor the underwriters make any representation that the underwriters will engage in these transactions or that any transaction, if commenced, will not be discontinued without notice.
Electronic Distribution
This prospectus in electronic format may be made available on websites or through other online services maintained by the underwriters, or by their affiliates. Other than this prospectus in electronic format, the information on the underwriters’ websites and any information contained in any other websites maintained by the underwriters is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or the underwriters in their capacity as underwriters, and should not be relied upon by investors.
Other
Except for the services provided in connection with this offering, the underwriters have not provided any investment banking or other financial services during the 180-day period preceding the date of this prospectus.
From time to time, the underwriters and/or their affiliates have provided, and may in the future provide, various investment banking and other financial services for us for which services it has received and, may in the future receive, customary fees. So long as this offering results in at least $7,000,000 in net proceeds (calculated as gross proceeds net of the underwriters' discounts, commissions and expenses) to the Company, we have granted Maxim Group LLC a right of first refusal to act as lead managing underwriter and book runner for all future registered, underwritten public equity or equity-linked financings for a period of nine months from the commencement of sales in this offering.

Offers Outside the United States

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

NOTICE TO INVESTORS
Notice to Investors in the United Kingdom
In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”) an offer to the public of any securities which are the subject of the offering contemplated by this prospectus may not be made in that Relevant Member State except that an offer to the public in that Relevant Member State of any such securities may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(a)	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b)
to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000; and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c)	by an underwriter to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive); or

(d)
in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of these securities shall result in a requirement for the publication by the issuer or the underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to any of the securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any such securities to be offered so as to enable an investor to decide to purchase or subscribe for any such securities, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.
The underwriters have represented, warranted and agreed that:

(a)
they have only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000 (the FSMA)) received by it in connection with the issue or sale of any of the securities in circumstances in which section 21(1) of the FSMA does not apply to the issuer; and

(b)	they have complied with and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the securities in, from or otherwise involving the United Kingdom.
European Economic Area
In particular, this document does not constitute an approved prospectus in accordance with European Commission’s Regulation on Prospectuses no. 809/2004 and no such prospectus is to be prepared and approved in connection with this offering. Accordingly, in relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (being the Directive of the European Parliament and of the Council 2003/71/EC and including any relevant implementing measure in each Relevant Member State) (each, a Relevant Member State), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date) an offer of securities to the public may not be made in that Relevant Member State prior to the publication of a prospectus in relation to such securities which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of securities to the public in that Relevant Member State at any time:

•	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•
to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000; and (3) an annual net turnover of more than €50,000,000, as shown in the last annual or consolidated accounts; or

•	in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.
For the purposes of this provision, the expression an “offer of securities to the public” in relation to any of the securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe for the securities, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State. For these purposes the securities offered hereby are “securities.”

LEGAL MATTERS
Cooley LLP, Palo Alto, California, will pass upon the validity of the shares of our common stock and warrants offered hereby. The underwriters are being represented by Ellenoff Grossman & Schole LLP of New York, New York in connection with the offering.

EXPERTS

Marcum LLP, an independent registered public accounting firm, has audited our consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2015, as set forth in their report dated March 30, 2016, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our consolidated financial statements are incorporated by reference in reliance on Marcum LLP’s report, given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION AND INCORPORATION BY REFERENCE
We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock and warrants offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits filed with the registration statement. For further information about us and the common stock and warrants offered hereby, we refer you to the registration statement and the exhibits filed with the registration statement. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement. A copy of the registration statement and the filed exhibits may be inspected without charge at the public reference room maintained by the SEC, located at 100 F Street, NE, Washington, DC 20549, and copies of all or any part of the registration statement may be obtained from that office at prescribed rates. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. The SEC also maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the website is www.sec.gov.
We are subject to the information and reporting requirements of the Exchange Act and, in accordance with this law, are required to file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information are available for inspection and copying at the SEC’s public reference facilities and the website of the SEC referenced above. We make available free of charge, on or through the investor relations section of our website, annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. The information found on our website, other than as specifically incorporated by reference in this prospectus, is not part of this prospectus.
The SEC allows us to incorporate by reference the information we file with it, which means that we can disclose important information to you by referring you to another document that we have filed separately with the SEC. The information incorporated by reference is considered to be part of this prospectus. Information in this prospectus supersedes information incorporated by reference that we filed with the SEC prior to the date of this prospectus. We incorporate by reference into this prospectus and the registration statement of which this prospectus is a part the information or documents listed below that we have filed with the SEC (Commission File No. 001-35560), excluding any portions of any Current Report on Form 8-K that are not deemed “filed” pursuant to the General Instructions of Form 8-K:

•
our Annual Report on Form 10-K for the year ended December 31, 2015 filed with the SEC on March 30, 2016, including the information specifically incorporated by reference therein from our definitive proxy statement on Schedule 14A, filed on April 28, 2016;

•	Our Quarterly Report on Form 10-Q for the period ended March 31, 2016 filed with the SEC on May 13, 2016; and

•	our Current Reports on Form 8-K filed with the SEC on March 2, 2016 and June 21, 2016.
Any information in any of the foregoing documents will automatically be deemed to be modified or superseded to the extent that information in this prospectus modifies or replaces such information.

45,000,000 Shares of Common Stock
Pre-Funded Warrants to Purchase Shares of Common Stock
Base Warrants to Purchase 33,750,000 Shares of Common Stock

Prospectus

Maxim Group LLC

Laidlaw & Company (UK) Ltd.

            , 2016

PART II - INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.    OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION
We estimate that expenses in connection with the distribution described in this registration statement (other than brokerage commissions, discounts or other expenses relating to the sale of the shares by the selling stockholders) will be as set forth below. We will pay all of the expenses with respect to the distribution, and such amounts, with the exception of the Securities and Exchange Commission registration fee and FINRA fee, are estimates.

SEC registration fee	$1,772
FINRA filing fee	3,139
NYSE MKT listing fee	30,000
Accounting fees and expenses	40,000
Legal fees and expenses	300,000
Printing and related expenses	5,000
Miscellaneous	70,089
Total	$450,000

ITEM 14.    INDEMNIFICATION OF DIRECTORS AND OFFICERS
Our amended and restated certificate of incorporation provides that no officer or director shall be personally liable to this corporation or our stockholders for monetary damages except as provided pursuant to Delaware law. Our amended and restated certificate of incorporation and our amended and restated bylaws also provide that we shall indemnify and hold harmless each person who serves at any time as a director, officer, employee or agent of our from and against any and all claims, judgments and liabilities to which such person shall become subject by reason of the fact that he is or was a director, officer, employee or agent of our and shall reimburse such person for all legal and other expenses reasonably incurred by him or her in connection with any such claim or liability. We also have the power to defend such person from all suits or claims in accord with the Delaware law. The rights accruing to any person under our amended and restated certificate of incorporation and our amended and restated bylaws do not exclude any other right to which any such person may lawfully be entitled, and we may indemnify or reimburse such person in any proper case, even though not specifically provided for by our amended and restated certificate of incorporation and our amended and restated bylaws.
We have entered into an indemnity agreement with each of our directors. In our employment agreements with Andrew Gengos and Anthony Gringeri, we agreed to indemnify each of these officers for all claims arising out of performance of his duties, other than those arising out of his breach of the agreement or his gross negligence or willful misconduct.
Insofar as indemnification for liabilities for damages arising under the Securities Act of 1933 may be permitted to our directors, officers, and controlling persons pursuant to the foregoing provision, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.
The underwriting agreement filed as Exhibit 1.1 to this Registration Statement provides for indemnification by the underwriters of us and our directors and officers for certain liabilities under the Securities Act, or otherwise.

ITEM 15.    RECENT SALES OF UNREGISTERED SECURITIES
None.

ITEM 16.    EXHIBITS AND FINANCIAL STATEMENT SCHEDULES
(a) Exhibits.
The exhibits to the registration statement are listed in the Exhibit Index attached hereto and incorporated by reference herein.

(b) Financial Statement Schedules.
Financial statement schedules have been omitted, as the information required to be set forth therein is included in the Consolidated Financial Statements or Notes thereto appearing in the prospectus made part of this registration statement.

ITEM 17.    UNDERTAKINGS
The undersigned Registrant hereby undertakes:
(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to:
(i) To include any prospectus required by Section 10(a)(3) of the Securities Act.
(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and
(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;
provided, however, that paragraphs (1)(i), (ii) and (iii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.
(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering thereof;
(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;
(4) That, for the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this post-effective amendment to registration statement to be signed on its behalf by the undersigned, in Calabasas, California, on August 8, 2016.

IMMUNOCELLULAR THERAPEUTICS, LTD.

By:	/s/ Andrew Gengos
Andrew Gengos President and Chief Executive Officer
Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

/s/ Andrew Gengos	President, Chief Executive Officer and Director (Principal Executive Officer)	August 8, 2016
Andrew Gengos

/s/ David Fractor	Vice President, Finance and Principal Accounting Officer (Principal Financial and Accounting Officer)	August 8, 2016
David Fractor

*	Director	August 8, 2016
Gregg A. Lapointe

*	Director	August 8, 2016
Rahul Singhvi, Sc.D.

*	Director	August 8, 2016
Mark A. Schlossberg

*	Director	August 8, 2016
Gary S. Titus

*	Director	August 8, 2016
John S. Yu, M.D.

*    By:    /s/ Andrew Gengos
Andrew Gengos
Attorney-in-fact

EXHIBIT INDEX

Exhibit	Description	Incorporation by Reference				Filed Herewith
		Form	SEC File No.	Exhibit	Filing Date
1.1**	Form of Underwriting Agreement
2.1	Agreement and Plan of Reorganization dated as of May 5, 2005, as amended, among Patco Industries Subsidiary, Inc., William C. Patridge, and Spectral Molecular Imaging, Inc., as amended on June 30, 2005, September 26, 2005 and January 20, 2006	8-K	033-17624-NY	2.1	1/26/2006
3.1	Amended and Restated Certificate of Incorporation	8-K	001-35560	3.1	9/24/2013
3.2	Certificate of Amendment to Amended and Restated Certificate of Incorporation	8-K	001-35560	3.1	11/19/2015
3.3	Amended and Restated Bylaws	S-8	333-171652	3.1	1/11/2011
3.4	Amendment to the Amended and Restated Bylaws	8-K	001-35560	3.1	5/25/2012
4.1	Form of Common Stock Certificate of the Registrant	SB-2	333-140598	4.1	2/12/2007
4.2	Warrant dated December 3, 2009 issued to Socius Capital Group, LLC d/b/a Socius Life Sciences Capital Group, LLC	8-K	033-17264-NY	10.3	12/7/2009
4.3	Amended Certificate of Designations of Preferences, Rights and Limitations of Series A Preferred Stock dated May 2, 2010	S-1	033-142480	3.6	05/12/2010
4.4	Form of Warrant to Purchase Common Stock, originally issued in February 2011	8-K	033-17264-NY	4.1	2/25/2011
4.5	Form of Warrant to Purchase Common Stock, originally issued in January 2012	8-K	033-17264-NY	4.1	1/10/2012
4.6	Form of Warrant to Purchase Common Stock, originally issued in October 2012	8-K	001-35560	10.1	10/19/2012
4.7	Form of Warrant to Purchase Common Stock, originally issued in February 2015	10-Q	001-35560	4.1	5/11/2015
4.8**	Form of Common Stock Warrant Agreement and Base Warrant Certificate
4.9**	Form of Pre-Funded Warrant Certificate
5.1	Opinion of Cooley LLP					X
10.1	Amended and Restated 2006 Equity Incentive Plan of ImmunoCellular Therapeutics, Ltd.	10-Q	001-35560	10.1	11/14/2011
10.2	Form of Non-Qualified Stock Option Agreement for the 2006 Equity Incentive Plan of ImmunoCellular Therapeutics, Ltd.	S-8	333-147278	4.5	11/9/2007
10.3	Form of Incentive Stock Option Agreement for the 2006 Equity Incentive Plan of ImmunoCellular Therapeutics, Ltd.	S-8	333-147278	4.6	11/9/2007
10.4†	Exclusive License Agreement dated as of November 17, 2006 between Cedars-Sinai Medical Center and ImmunoCellular Therapeutics, Ltd.	8-K	033-17264-NY	10.1	11/22/2006
10.5†	First Amendment to Exclusive License Agreement dated as of June 16, 2008, between Cedars-Sinai Medical Center and ImmunoCellular Therapeutics, Ltd.	10-Q	033-17264-NY	10.2	08/14/2008
10.6	Stock Purchase Agreement dated as of November 17, 2006 between Cedars-Sinai Medical Center and ImmunoCellular Therapeutics, Ltd.	8-K	033-17264-NY	10.3	11/22/2006
10.7	Registration Rights Agreement dated as of November 17, 2006 between Cedars-Sinai Medical Center and ImmunoCellular Therapeutics, Ltd.	8-K	033-17264-NY	10.4	11/22/2006

10.8	Securities Purchase Agreement dated as of November 17, 2006 between Dr. John Yu and ImmunoCellular Therapeutics, Ltd.	8-K	033-17264-NY	10.5	11/22/2006
10.9	Agreement dated as of November 17, 2006 between Dr. John Yu and ImmunoCellular Therapeutics, Ltd.	8-K	033-17264-NY	10.2	11/22/2006
10.10	Nonqualified Stock Option Agreement dated as of November 17, 2006 between Dr. John Yu and ImmunoCellular Therapeutics, Ltd.	8-K	033-17264-NY	10.6	11/22/2006
10.11	Registration Rights Agreement dated as of November 17, 2006 between Dr. John Yu and ImmunoCellular Therapeutics, Ltd.	8-K	033-17264-NY	10.7	11/22/2006
10.12	Agreement dated as of February 14, 2008 between Molecular Discoveries, LLC and ImmunoCellular Therapeutics, Ltd.	10KSB	033-17264-NY	10.20	03/25/2008
10.13	Registration Rights Agreement dated as of April 14, 2008, between Molecular Discoveries, LLC and ImmunoCellular Therapeutics, Ltd.	S-1	333-150277	10.24	04/16/2008
10.14	Agreement dated as of August 1, 2008 between Dr. Cohava Gelber and ImmunoCellular Therapeutics, Ltd.	10-K	001-35560	10.1	03/30/2009
10.15	Second Amendment dated August 1, 2009 to Exclusive License Agreement dated as of November 17, 2006 between Cedars-Sinai Medical Center and ImmunoCellular Therapeutics, Ltd.	10-Q	033-17264-NY	10.1	11/13/2009
10.16	Preferred Stock Purchase Agreement dated as of December 3, 2009 between ImmunoCellular Therapeutics, Ltd. and Socius Capital Group, LLC d/b/a Socius Life Sciences Capital Group, LLC	8-K	033-17264-NY	10.1	12/03/2009
10.17	Agreement dated March 1, 2010 between Dr. John Yu and ImmunoCellular Therapeutics, Ltd.	10-K	033-17264-NY	10.36	03/31/2010
10.18	Securities Purchase Agreement dated March 11, 2010 between participants in the March 2010 private placement and ImmunoCellular Therapeutics, Ltd.	10-Q	033-17264-NY	10.6	05/181/2010
10.19	Form of Registration Rights Agreement dated as of March 29, 2010 between participants in the March 2010 private placement and ImmunoCellular Therapeutics, Ltd.	S-1/A	333-150277	10.27	05/12/2010
10.20	Modification Agreement dated May 2, 2010 among Socius CG II, Ltd., Socius Life Sciences Capital Group, LLC and ImmunoCellular Therapeutics, Ltd.	S-1/A	333-150277	10.33	05/12/2010
10.21	Third Amendment dated March 26, 2010 to Exclusive License Agreement dated as of November 17, 2006 between Cedars-Sinai Medical Center and ImmunoCellular Therapeutics, Ltd.	S-1/A	333-150277	10.35	05/12/2010
10.22	Securities Purchase Agreement dated May 12, 2010 between participants in the May 2010 private placement and ImmunoCellular Therapeutics, Ltd.	10-Q	033-17264-NY	10.11	05/18/2010
10.23	Form of Registration Rights Agreement between participants in the May 2010 private placement and ImmunoCellular Therapeutics, Ltd.	10-Q	033-17264-NY	10.12	05/18/2010
10.24	Purchase Agreement, dated as of February 22, 2011, by and between the ImmunoCellular Therapeutics, Ltd. and each investor named therein	10-Q	001-35560	10.1	5/11/2015
10.25	Registration Rights Agreement, dated as of February 22, 2011, by and among ImmunoCellular Therapeutics, Ltd. and the investors named therein	8-K	033-17264-NY	10.2	02/25/2011
10.26†	Exclusive Sublicense Agreement dated May 28, 2010 between Targepeutics, Inc. and ImmunoCellular Therapeutics, Ltd.	10-K	033-17264-NY	10.48	03/31/2011

10.27†	Sponsored Research and Vaccine Production Agreement dated January 1, 2011 between The Trustees of the University of Pennsylvania and ImmunoCellular Therapeutics, Ltd.	10-K	033-17264-NY	10.49	03/31/2011
10.28	Placement agent agreement dated March 30, 2010 between Gilford Securities Incorporated and ImmunoCellular Therapeutics, Ltd.	10-K	033-17264-NY	10.50	03/31/2011
10.29	Placement agent agreement dated April 7, 2010 between Scarsdale Equities LLC and ImmunoCellular Therapeutics, Ltd.	10-K	033-17264-NY	10.51	03/31/2011
10.30	Consulting Agreement dated October 1, 2010 between JFS Investments and ImmunoCellular Therapeutics, Ltd.	10-K	033-17264-NY	10.52	03/31/2011
10.31	Advisory services agreement dated October 1, 2010 between Garden State Securities Inc. and ImmunoCellular Therapeutics, Ltd.	10-K	033-17264-NY	10.53	03/31/2011
10.32	Co-placement Agents Agreement dated January 31, 2011 among Summer Street Research Partners, Dawson James Securities, Inc. and ImmunoCellular Therapeutics, Ltd.	10-K	033-17264-NY	10.54	03/31/2011
10.33	Agreement dated as of March 13, 2011 between Dr. John Yu and ImmunoCellular Therapeutics, Ltd.	10-Q	033-17264-NY	10.4	08/18/2011
10.34†	Patent License Agreement, effective February 10, 2012, among The Trustees of the University of Pennsylvania and ImmunoCellular Therapeutics, Ltd.	10-Q	033-17264-NY	10.50	03/21/2012
10.35†	Exclusive License Agreement, effective February 16, 2012, between the Johns Hopkins University and ImmunoCellular Therapeutics, Ltd.	10-Q	033-17264-NY	10.51	03/21/2012
10.36	Office Lease dated July 1, 2012 between Regent Business Centers and ImmunoCellular Therapeutics, Ltd.	10-Q	001-35560	10.1	08/14/2012
10.37	Form of Warrant issued to participants in the October 18, 2012 underwritten public offering	8-K	001-35560	10.1	10/19/2012
10.38	Employment Agreement dated December 3, 2012 between Andrew Gengos and ImmunoCellular Therapeutics, Ltd.	10-K	001-35560	10.54	03/11/2013
10.39	Form of Stock Option Grant Notice for the 2006 Equity Incentive Plan of ImmunoCellular Therapeutics, Ltd.	10-K	001-35560	10.55	03/11/2013
10.40	Controlled Equity OfferingSM Sales Agreement dated April 18, 2013 between ImmunoCellular Therapeutics, Ltd. and Cantor Fitzgerald & Co.	8-K	001-35560	10.1	04/18/2013
10.41	Form of Indemnity Agreement between ImmunoCellular Therapeutics, Ltd. and each of its directors and executive officers	10-Q	001-35560	10.1	05/10/2013
10.42	Office Lease dated May 13, 2013 between Calabasas/Sorrento Square, LLC and ImmunoCellular Therapeutics, Ltd.	10-Q	001-35560	10.1	08/08/2013
10.43	Master Services Agreement dated September 1, 2010 between Averion International Corp. and ImmunoCellular Therapeutics, Ltd.	10-Q	001-35560	10.2	08/08/2013
10.44	Employment Agreement dated August 19, 2013 between Anthony Gringeri and ImmunoCellular Therapeutics, Ltd.	10-Q	001-35560	10.1	11/07/2013
10.45†	Amendment No. 1 to the Exclusive License Agreement between the Johns Hopkins University and ImmunoCellular Therapeutics, Ltd.	10-Q	001-35560	10.2	11/07/2013
10.46	Amended and Restated 2006 Equity Incentive Plan of ImmunoCellular Therapeutics, Ltd.	10-Q	001-35560	10.3	11/07/2013

10.47	Amendment No. 1 to Amended and Restated 2006 Equity Incentive Plan of ImmunoCellular Therapeutics, Ltd.	10-Q	001-35560	10.4	11/07/2013
10.48	Form of Stock Option Grant Notice for the 2006 Equity Incentive Plan of ImmunoCellular Therapeutics, Ltd.	10-Q	001-35560	10.5	11/07/2013
10.49	Master Services Agreement dated February 19, 2014 between Aptiv Solutions, Inc. and ImmunoCellular Therapeutics, Ltd.	10-Q	001-35560	10	03/14/2014
10.50	Employment Agreement dated January 30, 2015 between Steven J. Swanson and ImmunoCellular Therapeutics, Ltd.	10-Q	001-35560	10.1	5/11/2015
10.51†	Agreement for GMP Manufacturing of ICT-107 dated March 13, 2015 between PharmaCell B.V. and ImmunoCellular Therapeutics, Ltd.	10-Q	001-35560	10.2	5/11/2015
10.52†	Amended & Restated Exclusive License Agreement dated May 13, 2015 between Cedars-Sinai Medical Center and ImmunoCellular Therapeutics, Ltd.	10-Q	001-35560	10.2	8/7/2015
10.53	Form of Restricted Stock Unit Agreement for the 2006 Equity Incentive Plan of ImmunoCellular Therapeutics, Ltd.	10-Q	001-35560	10.1	8/7/2015
10.54†	Services Agreement dated June 11, 20015 between ImmunoCellular Therapeutics, Ltd. and PCT, LLC, a Caladrius Company	10-Q	001-35560	10.3	8/7/2015
10.55†	Second Amendment to Exclusive License Agreement dated August 7, 2015 between ImmunoCellular Therapeutics, Ltd. and Johns Hopkins University	10-Q	001-35560	10.1	11/9/2015
10.56	Employment Agreement dated September 15, 2015 between David Fractor and ImmunoCellular Therapeutics. Ltd.	10-Q	001-35560	10.2	11/9/2015
10.57	Independent Contractor Services Agreement effective as of October 1, 2015 between John Yu and ImmunoCellular Therapeutics, Ltd.	10-K	001-35560	10.57	3/30/2016
10.58	Amended and Restated Independent Contractor Services Agreement dated February 1, 2016 between John Yu and ImmunoCellular Therapeutics, Ltd.	10-Q	001-35560	10.1	5/13/2016
10.59	2016 Equity Incentive Plan	S-1/A	333-211763	10.59	7/11/2016
10.60	Forms of Stock Option Agreement, Notice of Grant of Stock Option, Restricted Stock Unit Grant Notice and Restricted Stock Award Grant Notice under the 2016 Equity Incentive Plan	S-1/A	333-211763	10.60	7/11/2016
10.61	Non-Employee Director Compensation Plan	S-1/A	333-211763	10.61	7/11/2016
23.1	Consent of Marcum LLP, independent registered public accounting firm					X
23.2	Consent of Cooley LLP (See Exhibit 5.1)					X
24.1**	Power of Attorney

_______________________________________________________________________________________________

**	Previously filed.

†
Confidential treatment has been granted with respect to certain portions of this exhibit by the Securities and Exchange Commission. The omitted portions of the exhibit have been separately filed with the Securities and Exchange Commission.